Management’s Discussion and Analysis
For the three and six months ended June 30, 2025
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three and six months ended June 30, 2025
This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2024 and the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2025 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
This MD&A is prepared by management and approved by the Board of Directors as of August 13, 2025. This discussion covers the three and six months ended June 30, 2025 (“Q2 2025” or the “Quarter” for the three months ended June 30, 2025 or “H1 2025” for the six months ended June 30, 2025) and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States Dollars (“USD”), except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about Mineral Reserves and Mineral Resources. All forward-looking statements are qualified by cautionary notes in this MD&A, as well as the risks and uncertainties discussed in the Company’s 2024 Annual Information Form dated March 18, 2025 for the year ended December 31, 2024 and its Management Information Circular dated March 28, 2025 for the year ended December 31, 2024, both of which are filed on SEDAR and EDGAR.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine-site free cash flow, EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted EBITDA, net debt, and sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.
The following additional abbreviations may be used within this MD&A: Brazilian Réal (“BRL”); Canadian dollar (“CAD”); carbon-in-leach (“CIL”); gold (“Au”); grams per tonne (“g/t”); lost-time injury frequency rate (“LTIFR”), meter (“m”); Mexican Peso (“MXP”); resin-in-leach (“RIL”); significant environmental incident frequency rate (“SEIFR”); tailings storage facility (“TSF”); tonnes per day (“tpd”); tonnes per annum (“tpa”); troy ounces (“oz”), total recordable injury frequency rate (“TRIFR”).

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

BUSINESS OVERVIEW
Operations Description
Equinox Gold is a growth-focused mining company delivering on its strategy of creating the premier Americas gold producer. In its first eight years, the Company has grown from a single-asset developer to a multi-asset gold producer with a portfolio of gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. At the date of this MD&A, the Company’s operating gold mines are the Greenstone Mine (“Greenstone”) in Canada, the Mesquite Mine (“Mesquite”) and the Pan Mine (“Pan”) in the United States, the La Libertad Mine Complex (“Libertad”) and El Limon Mine Complex (“Limon”) in Nicaragua (together, the “Nicaragua Operations”), and the Aurizona Mine (“Aurizona”), RDM Mine (“RDM”), and Bahia Complex (“Bahia Complex”, comprising the Santa Luz and Fazenda Mines) in Brazil.
The Company owns a 100% interest in the Valentine Gold Mine (“Valentine”) located in Newfoundland & Labrador, Canada, which is in the final stages of construction and is expected to pour first gold by the end of Q3 2025. In August 2024, the Company announced its decision to suspend operations at its Castle Mountain Mine (“Castle Mountain”) in the United States for the duration of permitting of its planned expansion. While residual leaching and gold production continue into the remainder of 2025, commencing September 1, 2024 Castle Mountain is being reported as a development project. On April 1, 2025, the Company announced its decision to indefinitely suspend operations at its Los Filos Mine Complex (“Los Filos”) in Mexico, as a result,the Company began reporting Los Filos as a development project commencing April 1, 2025.
Equinox Gold was created with the strategic vision of building a diversified, Americas-focused gold company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.
In support of this growth strategy, on June 17, 2025, Equinox Gold completed the business combination with Calibre Mining Corp. (“Calibre”) whereby Equinox Gold acquired 100% of the issued and outstanding common shares of Calibre pursuant to a plan of arrangement (the “Transaction” or “Calibre Acquisition”). The Transaction expanded Equinox Gold’s portfolio with the operating mines in Nicaragua and the United States, some earlier-stage assets in the United States, and Valentine in Canada.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2025

Operational
•Produced 219,122 ounces(1) of gold, including full period contributions of 72,823 ounces of gold from the Nicaragua Operations and Pan Mine (“Calibre assets”) for the full three months ended June 30, 2025, and excluding 1,975 ounces from Castle Mountain and 1,495 ounces from Los Filos
•Produced 150,849 ounces of gold, including 1,975 ounces from Castle Mountain, 1,495 ounces from Los Filos and 1,080 ounces from Pan following close of the Calibre Acquisition on June 17, 2025
•Sold 148,938 ounces of gold at an average realized gold price of $3,207 per oz
•Total cash costs of $1,478 per oz and AISC of $1,959 per oz(2)
•Two lost-time injuries and a total recordable injury frequency rate(3) of 1.85 for the rolling 12-month period (1.54 for the Quarter)
•No significant environmental incidents during the Quarter
Earnings
•Income from mine operations of $159.8 million
•Net income of $23.8 million or $0.05 per share (basic)
•Adjusted net income of $56.7 million or $0.11 per share(2)

(1) Full period contributions include gold production from Pan and Nicaragua Operations for the entire three months ended June 30, 2025, including the period prior to completion of the Calibre Acquisition on June 17, 2025.

(2) Cash costs per oz sold, AISC per oz sold, adjusted net income and adjusted EPS are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(3) Total recordable injury frequency rate is reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2025
Financial
•Cash flow from operations before changes in non-cash working capital of $126.0 million ($132.9 million after changes in non-cash working capital)
•Mine-site free cash flow before changes in non-cash working capital of $154.5 million ($178.4 million after changes in non-cash working capital)(1)
•Adjusted EBITDA of $200.5 million(1)
•Sustaining expenditures of $71.1 million(1) and non-sustaining expenditures of $42.3 million
•Cash and equivalents (unrestricted) of $406.7 million at June 30, 2025
•Net debt(1) of $1,373.7 million at June 30, 2025

Corporate
•On June 17, 2025, the Company completed the Calibre Acquisition, whereby the Company acquired 100% of the issued and outstanding common shares of Calibre at an exchange ratio of 0.35 Equinox Gold common share for each Calibre common share (the “Exchange Ratio”) pursuant to a plan of arrangement. The principal properties acquired by the Company in the Calibre Acquisition were the Valentine development project in Canada, Libertad and Limon in Nicaragua, and Pan in the United States.
At the acquisition date, all outstanding stock options were replaced with Equinox Gold stock options. The outstanding warrants and convertible notes of Calibre issued in March 2025 (the “2025 Convertible Notes”) became exercisable for Equinox Gold common shares, with the number of issuable shares and the exercise or conversion price adjusted in accordance with the Exchange Ratio.
The Calibre Acquisition is described in more detail in the Corporate section of this document and the 2025 Convertible Note is described in more detail in the Liquidity and Capital Resources section of this document.
•Upon completion of the Calibre Acquisition, the Company implemented changes to its Board of Directors (“Board”) and Executive team:
◦Blayne Johnson, Doug Forster, Omaya Elguindi and Mike Vint, former directors of Calibre, joined the Board; Sally Eyre and Gordon Campbell resigned from it.
◦On July 21, 2025, Darren Hall was appointed as Chief Executive Officer and Director, succeeding Greg Smith.
◦The Executive team includes Darren Hall, Chief Executive Officer and Director, David Schummer, Chief Operating Officer, and Peter Hardie, Chief Financial Officer.
•On June 11, 2025, the Company provided updated gold production and cost guidance (“Updated 2025 Guidance”) to reflect the Calibre Acquisition and the slower-than-planned ramp-up at Greenstone. Production guidance was updated to 785,000 to 915,000 ounces of gold with cash costs of $1,400 to $1,500 per ounce(1) and AISC of $1,800 to $1,900 per ounce(1). Updated 2025 Guidance includes production and costs from Pan, Libertad and Limon commencing January 1, 2025, but excludes production and costs from Valentine, Los Filos and Castle Mountain.
•On April 14, 2025, the Company drew down $45.0 million on the Revolving Facility.
•On April 1, 2025, the Company suspended operations at Los Filos.

(1)Cash costs per oz sold, AISC per oz sold, mine-site free cash flow, adjusted EBITDA, sustaining expenditures and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2025
Construction, Development and Exploration
•Advanced Valentine construction and commissioning:
◦Mass construction completed, with the project transitioning to system and sub-system completion
◦Various process plant components, including crushing circuit, grinding circuit, reclaim and pebble conveying, motor control centers and electrical rooms progressing through pre-commissioning and commissioning phase
◦Advanced several key areas to support full scale operation, including process plant operational readiness, delivery of critical spares, tailings storage facility phase 3 construction, additional stockpiling and reverse circulation ore control drilling
◦Commencement of ore processing expected in late August 2025 with first gold pour targeted by the end of Q3 2025
•Castle Mountain was accepted as a FAST-41 Project by the United States Federal Permitting Improvement Steering Council. The FAST-41 permitting process is a federal permitting framework designed to streamline environmental reviews, improve interagency coordination and increase transparency. Based on the permitting timeline posted to the FAST-41 project dashboard on August 8, 2025, the federal permitting process is expected to be completed in December 2026.
•Explored across the portfolio focused on resource expansion and new targets:
•27,502 metres drilled in Brazil
•5,007 metres drilled in Nicaragua from June 17 to June 30, 2025 (34,029 metres total in Q2 2025)
•1,830 metres drilled at Valentine from June 17 to June 30, 2025 (12,981 metres total for Q2 2025)

HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2025
•Produced 401,211 ounces(1) of gold, including full period contributions of 144,362 ounces of gold from the Calibre Assets for the full six months ended June 30, 2025, and excluding 5,197 ounces from Castle Mountain and 33,013 ounces from Los Filos
•Produced 296,139 ounces of gold, including 5,197 ounces from Castle Mountain, 33,013 ounces from Los Filos and 1,080 ounces from Pan following the close of the Calibre Acquisition on June 17, 2025
•Sold 296,858 ounces of gold at an average realized gold price of $3,033 per oz
•Total cash costs of $1,624 per oz(2) and AISC of $2,012 per oz(2)
◦Total cash costs of $1,548 per oz and AISC of $1,968 per oz, excluding the results from Los Filos which were excluded from 2025 Guidance
•Cash flow from operations before changes in non-cash working capital of $199.3 million ($187.4 million after changes in non-cash working capital)
•Mine-site free cash flow before changes in non-cash working capital of $212.2 million ($217.3 million after changes in non-cash working capital)(2)

(1) Full period contributions include gold production from Pan and Nicaragua Operations for the entire six months ended June 30, 2025, including the period prior to completion of the Calibre Acquisition on June 17, 2025.

(2) Cash costs per oz sold, AISC per oz sold and mine-site free cash flow are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

RECENT DEVELOPMENTS
•On August 7, 2025, the Company entered into an agreement to sell its 100% interest in the Pan Mine, Gold Rock Project and Illipah Project located in Nevada, USA to Minera Alamos Inc. (“Minera Alamos”) (the “Pan Transaction”) for consideration of $115 million payable on closing of the Transaction, composed of $90 million in cash and equity consideration worth $25 million in the form of Minera Alamos common shares, representing no more than 9.99% pro forma ownership on an issued and outstanding basis. The Pan Transaction is subject to the receipt of regulatory and stock exchange approvals and other customary closing conditions and is expected to close in the fourth quarter of 2025.
•On July 31, 2025, the Company amended certain terms of its $700 million revolving credit facility with a syndicate of lenders (the “Revolving Facility”) and a $500 million term loan (the “Term Loan”) (collectively, referred to as the “Credit Facility”). The amended terms included an extended maturity date on the Revolving Facility from July 28, 2026 to July 31, 2029, an extended maturity date on the Term Loan from May 13, 2027 to July 31, 2029, an increase in the Revolving Facility principal amount from $700 million to $850 million, and an increase in the accordion feature from $100 million to $350 million (of which $200 million may only be accessed after the Term Loan has been repaid in full).
•On July 28, 2025, the Company reported exploration results from Limon.
•On July 15, 2025, the Company published its 2024 Sustainability Report.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Six months ended
Operating data	Unit	June 30, 2025(5)	March 31, 2025	June 30, 2024	June 30, 2025(5)	June 30, 2024
Gold produced from operating assets included in Updated 2025 Guidance	oz	219,122	n/a	n/a	401,211	n/a
Less: Gold produced from Calibre Assets before close of Calibre Acquisition	oz	(71,743)	n/a	n/a	(143,282)	n/a
Add: Gold produced from assets not included in Updated 2025 Guidance	oz	3,470	n/a	n/a	38,210	n/a
Gold produced(4)	oz	150,849	145,290	122,221	296,139	233,946
Gold sold(4)	oz	148,938	147,920	115,423	296,858	231,927
Average realized gold price	$/oz	3,207	2,858	2,328	3,033	2,197
Cash costs per oz sold(1)(2)	$/oz	1,478	1,769	1,747	1,624	1,653
Cash costs per oz sold(1)(2) - excluding Los Filos(3)	$/oz	1,478	1,637	1,640	1,548	1,567
AISC per oz sold(1)(2)	$/oz	1,959	2,065	2,041	2,012	1,993
AISC per oz sold(1)(2) - excluding Los Filos(3)	$/oz	1,959	1,979	1,925	1,968	1,861
Financial data
Revenue	M$	478.6	423.7	269.4	902.4	510.8
Income from mine operations	M$	159.8	33.7	21.2	193.5	32.6
Net income (loss)	M$	23.8	(75.5)	353.5	(51.6)	310.7
Earnings (loss) per share (basic)	$/share	0.05	(0.17)	0.90	(0.11)	0.87
Adjusted EBITDA(1)	M$	200.5	137.9	45.1	338.4	97.2
Adjusted net income (loss)(1)	M$	56.7	(36.6)	(46.4)	20.0	(60.8)
Adjusted EPS(1)	$/share	0.11	(0.08)	(0.12)	0.04	(0.17)
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	406.7	172.9	167.5	406.7	167.5
Net debt(1)	M$	1,373.7	1,220.0	1,308.9	1,373.7	1,308.9
Operating cash flow before changes in non-cash working capital	M$	126.0	73.3	39.7	199.3	87.4
(1)Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income (loss), adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash cost per oz sold and AISC per oz sold for the three months ended June 30, 2025 and March 31, 2025 and six months ended June 30, 2025 exclude Castle Mountain results after August 31, 2024 when residual leaching commenced (see Development Projects). In addition, figures for the three months ended June 30, 2025 exclude Los Filos as operations were indefinitely suspended on April 1, 2025 (see Development Projects). Consolidated AISC per oz sold excludes corporate general and administration expenses.
(3)Consolidated cash cost per oz sold and AISC per oz sold have been adjusted to exclude the results from Los Filos which were excluded from the Updated 2025 Guidance.
(4)Gold produced for the three months ended June 30, 2025 includes 1,495 and 1,975 ounces produced at Los Filos and Castle Mountain, respectively; gold sold for the three months ended June 30, 2025 includes 2,731 and 1,982 ounces sold at Los Filos and Castle Mountain, respectively. Gold produced for the six months ended June 30, 2025 includes 33,013 and 5,197 ounces produced at Los Filos and Castle Mountain, respectively; gold sold for the six months ended June 30, 2025 includes 34,864 and 5,204 ounces sold at Los Filos and Castle Mountain, respectively.
(5)Operating and financial data for the three and six months ended June 30, 2025 includes results from Pan and Nicaragua Operations from the date of acquisition of June 17, 2025 to June 30, 2025.
(6)Numbers in tables throughout this MD&A may not sum due to rounding.
Operating Data
Gold ounces sold in Q2 2025 were 29% higher compared to Q2 2024, primarily due to the impact of a full quarter of production in 2025 at Greenstone, while in 2024, Greenstone poured gold for the first time in May 2024. The impact of a full quarter of production at Greenstone was offset partially by a reduction in gold sold at Los Filos, which was not in operation in Q2 2025.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
Gold ounces sold for the six months ended June 30, 2025 were 28% higher compared to the same period in 2024 primarily due to six months of production at Greenstone in 2025, offset partially by a reduction in gold sold at Los Filos as operations were suspended on April 1, 2025.
Financial Data
Revenue was 78% higher in Q2 2025 compared to Q2 2024 due to a 38% increase in the realized gold price per ounce sold and a 29% increase in gold ounces sold. The Company realized $3,207 per ounce sold in Q2 2025, generating $478.6 million in revenue, compared to $2,328 per ounce sold in Q2 2024, generating $269.4 million in revenue.
Revenue was 77% higher for the six months ended June 30, 2025 due to a 38% increase in the realized gold price per ounce sold and a 28% increase in gold ounces sold. The Company realized $3,033 per ounce sold for the six months ended June 30, 2025, generating $902.4 million in revenue, compared to $2,197 per ounce sold for the six months ended June 30, 2024, generating $510.8 million in revenue.
Cash costs per oz sold and AISC per oz sold were 15% and 4% lower, respectively, for the three months ended June 30, 2025 compared to the same period in 2024. The decrease in cash costs per oz sold is primarily due to the suspension of operations at Los Filos in Q2 2025, as its cash costs per ounce in Q2 2024 was $1,961 per ounce sold, and a 40% reduction in cash costs per ounce at Aurizona, which was impacted in Q2 2024 by geotechnical issues and an eight week plant closure. AISC per oz sold was slightly lower in Q2 2025 compared to the same period in 2024 due to the lower cash costs per oz sold, offset partially by increased sustaining capital spend at Greenstone in Q2 2025 and increased sustaining capital stripping at Mesquite in Q2 2025 as capital stripping at the Ginger pit was classified as non-sustaining in Q2 2024.
Cash costs per oz sold and AISC per oz sold were consistent for the six months ended June 30, 2025 compared to the same period in 2024. Cash costs per oz sold and AISC per oz sold for the six months ended June 30, 2025 exclude the cash portion of the write-down of heap leach inventories at Los Filos to net realizable value (“NRV”) of $26.1 million recognized in Q1 2025. The write-down was the result of using a long-term gold price to reflect the reclassification of heap leach inventories from current to non-current due to the indefinite suspension of operations on April 1, 2025. The NRV write-down is considered a non-recurring item that is not reflective of the underlying performance of the operation. The results of Los Filos, including the cash portion of the Los Filos inventory write-down of $10.7 million recognized in Q2 2025, was excluded from cash cost per oz sold and AISC per oz sold as Los Filos operations were indefinitely suspended on April 1, 2025 and considered a development project starting on April 1, 2025.
Income from mine operations for the three and six months ended June 30, 2025 was $159.8 million (Q2 2024 - $21.2 million) and $193.5 million (six months ended June 30, 2024 - $32.6 million), respectively. Income from mine operations for the three and six months ended June 30, 2025 includes income from Greenstone, which was not yet in commercial production during Q1 and Q2 2024, of $53.6 million and $78.0 million, respectively. In addition to the impact of Greenstone’s operations in 2025, income from mine operations was higher in the three and six months ended June 30, 2025 compared to the same periods in 2024 due to the 38% increase in the average realized gold price per ounce sold. Included in income from mine operations are write-downs to net realizable value of heap leach inventories at Los Filos of $11.7 million in Q2 2025 and $40.2 million for the six months ended June 30, 2025.
Net income for Q2 2025 was $23.8 million (Q2 2024 - $353.5 million) and for the six months ended June 30, 2025 was a net loss of $51.6 million (six months ended June 30, 2024 - net income of $310.7 million). The lower net income in Q2 2025 compared to Q2 2024 and for the six months ended June 30, 2025 compared to the six months ended June 30, 2024 is primarily due to a decrease in other income, driven by the gain of $470.4 million recognized in Q2 2024 on the remeasurement of the Company’s 60% share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values, net of the cumulative foreign currency translation loss of $38.5 million reclassified to net income. The gain on remeasurement was partially offset by a related deferred tax expense of $147.6 million on remeasurement of the Company’s share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values. The lower net income was also impacted by unfavorable changes in the fair value of gold contracts driven by increases in the forward gold price; and care and maintenance expense at Los Filos resulting from the commencement of layoffs and other suspension activities from January 2025. These changes were offset partially by higher income from mine operations and favorable changes in the fair value of foreign exchange contracts.
In Q2 2025, adjusted EBITDA was $200.5 million (Q2 2024 - $45.1 million) and for the six months ended June 30, 2025 was $338.4 million (six months ended June 30, 2024 - $97.2 million. In Q2 2025, adjusted net income was $56.7 million (Q2 2024 - adjusted net loss $46.4 million) and for the six months ended June 30, 2025 was $20.0 million (six months ended June 30, 2024 - adjusted net loss of $60.8 million. The increase in adjusted EBITDA in Q2 2025 compared to Q2 2024, and for the six months ended June 30, 2025 compared to the same periods in 2024 was primarily due to the impact of Greenstone’s operations in 2025 and the increase in the average realized gold price. The increase in adjusted net income in Q2 2025 compared to Q2 2024, and for the six months ended June 30, 2025 compared to the same periods in 2024 was primarily due to higher income from mine operations and higher gains on foreign exchange contracts, partially offset by higher losses on gold contracts.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

2025 GUIDANCE AND OUTLOOK
On June 11, 2025, the Company updated its 2025 production and cost guidance to reflect the business combination with Calibre and the slower-than-planned ramp-up of Greenstone.

	Production (oz)(5)	Cash Costs ($/oz)(1)(2)	AISC ($/oz)(1)(2)	Growth Capital (M$)(3)	Growth Exploration Expenditures (M$)(3)
Greenstone	220,000 - 260,000	$1,275 - $1,375	$1,700 - $1,800	$80 - $85	$2 - $3
Brazil	250,000 - 270,000	$1,725 - $1,825	$2,275 - $2,375	$35 - $40	$21 - $24
Mesquite	85,000 - 95,000	$1,200 - $1,300	$1,800 - $1,900	$10 - $15	$2 - $3
Nicaragua	200,000 - 250,000	$1,200 - $1,300	$1,400 - $1,500	$60 - $70	$25 - $30
Pan	30,000 - 40,000	$1,600 - $1,700	$1,600 - $1,700	$5 - $10	$5 - $10
Newfoundland	N/A	N/A	N/A	N/A	$15 - $20
Total(4)(5)	785,000 - 915,000	$1,400 - $1,500	$1,800 - $1,900	$190 - $220	$70 - $90

(1)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Exchange rates used to forecast 2025 cash cost and AISC per oz include the following: BRL 5.25 to USD 1, CAD 1.34 to USD 1 and MXN 18.50 to USD 1.
(3)Growth capital excludes non-sustaining capital exploration. Growth exploration expenditures include non-sustaining exploration capital and expense. Approximately 85% of growth capital expenditures are expected to be capitalized.
(4)Numbers may not sum due to rounding.
(5)Includes production and costs from Pan and Nicaragua Operations commencing January 1, 2025. Excludes production and costs from Valentine, Los Filos and Castle Mountain.
The Company’s primary operating focus for 2025 continues to be ramping up Greenstone to full capacity. For development activities, the Company’s primary focus is advancing Valentine to commercial production. Other development activities include advancing engineering and permitting for Castle Mountain and starting underground portal development for the Aurizona underground expansion.
Updated guidance for Greenstone reflects slower ramp-up progress than expected; production rates are expected to increase in H2 2025. Guidance was also updated for Mesquite as the result of the Ginger pit under-reconciling to the block model; fewer ounces are expected to be placed in 2025 compared to original guidance, which will impact production, cash cost per oz sold and AISC per oz sold for 2025.
Guidance for Brazil was combined from a regional perspective and reflects a tightening of the production guidance range and an increase in cost guidance, reflecting cost pressures at these operations. For additional details regarding the cost pressures at the Company’s Brazilian sites, please refer to the commentary in the Operations section for each individual operating site.
On February 1, 2025, an executive order was signed by the President of the United States that introduced tariffs on imports from countries including Canada and Mexico. In response, the Canadian government announced retaliatory tariffs on imports from the United States. While some tariffs have been postponed, there continues to be uncertainty. The Company believes its revenue structure will be largely unaffected by the tariffs. The Company is reviewing its exposure to the potential tariffs and alternatives to inputs sourced from suppliers that may be subject to the tariffs, if implemented. However, the majority of the Company’s cost structure relates to labour, contractors, energy and royalties in the countries in which it operates, and these items are not expected to be directly affected by any of the tariffs. While there is uncertainty as to whether the tariffs or retaliatory tariffs will continue to be implemented, the quantum of such tariffs, the goods on which they may be applied and the ultimate effect on the Company’s supply chains, the Company will continue to monitor developments and may take steps to limit the impact of any tariffs as may be appropriate in the circumstances. The costs guidance set out above does not factor any potential impact from such tariffs.
Further details relating to the Updated 2025 Guidance are included in the Company’s news release dated June 11, 2025, which is available on the Company’s website at www.equinoxgold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
The Company may revise guidance during the year to reflect changes to expected results.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

OPERATIONS
Greenstone, Ontario, Canada
Greenstone is an open-pit mine with a 9.8 million tonne per year carbon-in-pulp process plant located in Ontario, Canada. The Company acquired its initial 60% interest in Greenstone in April 2021 and construction was advanced as a joint operation with Orion holding the remaining 40% interest. On May 13, 2024, Equinox Gold acquired Orion’s 40% interest to fully consolidate ownership of Greenstone into Equinox Gold. The mine poured first gold on May 22, 2024 and declared commercial production on November 6, 2024.
Operating and financial results for the three and six months ended June 30, 2025

		Three months ended		Six months ended
Operating data	Unit	June 30, 2025	March 31, 2025	June 30, 2025
Ore mined	kt	3,039	2,328	5,367
Waste mined	kt	12,050	9,984	22,034
Open pit strip ratio	w:o	3.96	4.29	4.11
Tonnes processed	kt	2,014	1,659	3,673
Average gold grade processed	g/t	0.92	1.06	0.98
Recovery	%	85.1	80.7	83.0
Gold produced	oz	51,274	44,449	95,723
Gold sold	oz	51,478	44,808	96,286
Financial data
Revenue(2)	M$	166.1	129.5	295.6
Cash costs(1)	M$	76.3	70.4	146.6
Sustaining capital(1)	M$	22.5	11.6	34.1
Reclamation expenses	M$	0.4	0.3	0.7
Total AISC(1)	M$	99.2	82.3	181.4
AISC contribution margin(1)	M$	66.9	47.2	114.1
Non-sustaining expenditures	M$	13.5	29.3	42.8
Unit analysis
Realized gold price per oz sold	$/oz	3,227	2,889	3,070
Cash costs per oz sold(1)	$/oz	1,482	1,570	1,523
AISC per oz sold(1)	$/oz	1,927	1,836	1,885
Mining cost per tonne mined	$/t	3.36	3.11	3.25
Processing cost per tonne processed	$/t	15.11	15.14	15.13
G&A cost per tonne processed	$/t	8.21	8.49	8.33
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q2 2025 Analysis
Production
Greenstone gold production was 15% higher for the three months ended June 30, 2025 compared to the three months ended March 31, 2025 with the increase primarily due to 21% higher tonnes processed. Total material mined was 23% higher, with monthly mined volumes averaging close to 5 million tonnes. Due to mine sequencing, ore mined volumes increased 31% and grade mined increased 15%, driving a 51% increase in contained gold mined in Q2 2025 compared to Q1 2025. Grade processed was 13% lower due to lower grades available from ore stockpile and recoveries were 5% higher as the result of improvements in process efficiency.
Mining unit costs were 8% higher for the three months ended June 30, 2025 compared to the three months ended March 31, 2025 as a result of increased contractor support for operators and additional rental equipment. Processing unit costs for the three months ended June 30, 2025 were consistent with the three months ended March 31, 2025 as the impact of an increase in tonnes processed was offset by an increase in costs associated with temporary contractors.
Cash costs per oz sold were 6% lower for the three months ended June 30, 2025 compared to the three months ended March 31, 2025 due primarily to an increase in gold ounces sold.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025
AISC per oz sold was 5% higher for the three months ended June 30, 2025 compared to the three months ended March 31, 2025 due to increased sustaining expenditures.
Sustaining capital expenditures for the three and six months ended June 30, 2025 were $22.5 million and $34.1 million, respectively, primarily related to machinery and equipment, TSF spend and infrastructure.
Non-sustaining expenditures for the three and six months ended June 30, 2025 were $13.5 million and $42.8 million, respectively, primarily related to fleet leasing costs, costs associated with relocating the provincial power utility electrical substation and the Ontario Provincial Police station, and machinery and equipment.
During Q2 2025, plant throughput averaged 22.1 thousand tpd, a 20% increase from the average plant throughput of 18.4 thousand tpd in Q1 2025.
Greenstone continues its ramp-up towards the full production target rate of 196 thousand tpd, which the Company anticipates will be achieved in H2 2025. Mining rates averaged 164 thousand tpd for Q2 2025, a 20% increase from 137 thousand tpd for Q1 2025, with the peak for ex-pit movement in Q2 2025 of 206 thousand tpd. Mining unit costs are expected to decrease as mining volumes increase with the existing fleet.

Exploration and Development
Planned exploration at Greenstone in 2025 includes a 14,000 m core drilling program targeting certain areas of the deposit in order to improve the Company’s understanding of geology, structural controls on gold mineralization and gold grade distribution. The program commenced in the Quarter with 2,625 m of drilling completed by June 30, 2025. Exploration expenditures at Greenstone for the three and six months ended June 30, 2025 were $0.7 million and $0.9 million, respectively.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025
Aurizona Mine, Maranhão, Brazil
Aurizona is an open pit gold mine located in northeastern Brazil that commenced production in Q3 2019. Ore from a number of open pits is processed in an 8,000 tpd CIL plant. The Company is advancing permitting, exploration and studies related to an expansion that is expected to extend the mine life and increase annual gold production with development of an underground mine and satellite open pit deposits that would operate concurrently with the existing open pit mine.
Operating and financial results for the three and six months ended June 30, 2025

		Three months ended			Six months ended
Operating data	Unit	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Ore mined	kt	589	380	125	969	211
Waste mined	kt	3,599	3,364	2,380	6,963	6,021
Open pit strip ratio	w:o	6.11	8.85	19.01	7.19	28.49
Tonnes processed	kt	674	594	131	1,268	934
Average gold grade processed	g/t	0.96	0.87	0.86	0.92	1.02
Recovery	%	89.3	89.0	89.4	89.2	90.1
Gold produced	oz	18,949	15,555	6,309	34,504	30,166
Gold sold	oz	17,799	16,185	7,535	33,984	32,041
Financial data
Revenue(2)	M$	53.9	45.1	17.8	98.9	68.4
Cash costs(1)	M$	26.8	27.0	18.9	53.7	52.3
Sustaining capital(1)	M$	5.2	9.1	5.1	14.3	19.1
Sustaining lease payments	M$	1.2	0.5	0.4	1.7	0.8
Reclamation expenses	M$	0.8	0.7	0.3	1.4	0.8
Total AISC(1)	M$	34.0	37.3	24.7	71.1	73.0
AISC contribution margin(1)	M$	20.0	7.8	(7.0)	27.8	(4.7)
Non-sustaining expenditures	M$	1.7	2.0	0.6	3.6	2.8
Unit analysis
Realized gold price per oz sold	$/oz	3,027	2,784	2,358	2,911	2,134
Cash costs per oz sold(1)	$/oz	1,503	1,666	2,514	1,581	1,631
AISC per oz sold(1)	$/oz	1,905	2,299	3,280	2,093	2,280
Mining cost per tonne mined	$/t	2.90	4.03	2.93	3.43	3.59
Processing cost per tonne processed	$/t	12.95	14.04	44.12	13.46	16.26
G&A cost per tonne processed	$/t	5.68	7.09	26.80	6.34	8.55
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q2 2025 Analysis
Production
Production was 200% higher for the three months ended June 30, 2025 compared to the same period in 2024 due to higher volume of ore processed in 2025, as the plant was idle for eight weeks in Q2 2024 while mining transitioned from the Piaba pit to the Tatajuba deposit following a geotechnical event in Piaba. Production was 14% higher for the six months ended June 30, 2025 compared to the same period in 2024 due to the eight-week shutdown in 2024 which was partially offset by processing lower grade ore stockpiles during H1 2025.
Mining unit costs were 1% and 4% lower in the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024. This decrease was primarily due to a higher volume of tonnes moved in 2025 as operations in the Piaba pit resumed and the Tatajuba pit reached full operation. In H1 2024, the Piaba pit faced restrictions and mining of Piaba was paused as a result of the geotechnical event, while the Tatajuba pit was in the stripping phase. Additionally, the weakening of the BRL by 8% and 13% against the USD respectively for the three and six months ended June 30, 2025 compared to the same period in 2024 was partially offset an increase in local currency contract mining rates.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025
Processing unit costs were 71% lower for the three months ended June 30, 2025 compared to the same period in 2024, mainly due to the plant being idle for eight weeks in Q2 2024 which had elevated unit costs with only five weeks of operations. Processing unit costs were 17% lower for the six months ended June 30, 2025, mainly due to the impact in H1 2024 of the plant being idle for eight weeks.
General and administrative unit costs were 79% and 26% lower for the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024, primarily due to higher volumes of ore processed, with a similar effect to that explained above with processing unit costs.
Cash costs per oz sold were 40% and 3% lower for the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024, and AISC per oz sold was 42% and 8% lower for the three and six months ended June 30, 2025, compared to the same periods in 2024, primarily driven by higher gold sales in 2025.
Sustaining capital expenditures for the three and six months ended June 30, 2025 were $5.2 million and $14.3 million, respectively, primarily related to capitalized stripping. The decrease in sustaining capital expenditures in the six months ended June 30, 2025 compared to the same period in 2024 was primarily due to the completion of construction of a new TSF during the six months ended June 30, 2024.
Non-sustaining expenditures for the three and six months ended June 30, 2025, were $1.7 million and $3.6 million, respectively, primarily related to engineering studies on the portal and decline for underground development and drilling.
Exploration and Development
Exploration drilling activities at Aurizona in Q2 2025 focused on greenfield targets with 4,322 m completed during the Quarter. Exploration expenditures at Aurizona for the three and six months ended June 30, 2025 were $0.4 million and $0.9 million, respectively.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025
Bahia Complex, Bahia, Brazil
The Bahia Complex, located in Bahia State, Brazil, comprises the Fazenda and Santa Luz mines. Fazenda has been in operation since 1984 and is primarily an underground operation complemented with production from several small open pits and uses a CIL processing plant. A mine plan provides for an increased contribution of ore from a larger open pit while underground mining continues. Santa Luz is an open pit mine which uses a RIL process to recover gold from carbonaceous ores. The two mines are in close geographic proximity and share management oversight, maximizing synergies and cost efficiencies.
Operating and financial results for the three and six months ended June 30, 2025

		Three months ended			Six months ended
Operating data	Unit	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Ore mined - open pit	kt	396	754	600	1,150	1,117
Waste mined - open pit	kt	6,720	5,620	4,241	12,341	8,503
Open pit strip ratio	w:o	16.97	7.46	7.07	10.73	7.61
Average open pit gold grade	g/t	1.16	1.31	1.52	1.26	1.44
Ore mined - underground	kt	133	172	146	305	304
Average underground gold grade	g/t	1.61	1.35	1.77	1.46	1.78
Ore mined - total	kt	529	926	745	1,455	1,421
Tonnes processed - CIL	kt	366	345	363	711	727
Average gold grade processed - CIL	g/t	1.40	1.26	1.35	1.33	1.35
Recovery - CIL	%	90.7	89.1	91.3	90.0	90.5
Tonnes processed - RIL	kt	666	578	519	1,244	1,045
Average gold grade processed - RIL	g/t	1.09	1.32	1.34	1.20	1.27
Recovery - RIL	%	64.0	59.5	60.3	61.7	57.3
Gold produced	oz	30,778	27,565	27,805	58,343	54,044
Gold sold	oz	29,417	27,845	27,883	57,263	53,942
Financial data
Revenue(2)	M$	95.3	79.8	65.2	175.3	119.5
Cash costs(1)	M$	45.3	45.7	49.2	91.0	94.8
Sustaining capital(1)	M$	19.5	8.9	9.2	28.5	17.0
Sustaining lease payments	M$	1.2	0.8	0.6	2.0	1.1
Reclamation expenses	M$	0.7	0.5	0.5	1.1	1.0
Total AISC(1)	M$	66.7	55.9	59.5	122.6	113.9
AISC contribution margin(1)	M$	28.6	23.9	5.8	52.8	5.6
Non-sustaining expenditures	M$	3.1	1.6	3.2	4.7	6.6
Unit analysis
Realized gold price per oz sold	$/oz	3,239	2,867	2,339	3,058	2,216
Cash costs per oz sold(1)	$/oz	1,540	1,642	1,764	1,589	1,758
AISC per oz sold(1)	$/oz	2,266	2,008	2,132	2,140	2,111
Mining cost per tonne mined - open pit	$/t	2.62	3.04	2.78	2.82	2.82
Mining cost per tonne mined - underground	$/t	43.59	32.48	38.50	37.45	39.10
Processing cost per tonne processed	$/t	17.05	20.04	22.40	18.46	20.89
G&A cost per tonne processed	$/t	4.40	6.08	5.48	5.19	5.51
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025
Q2 2025 Analysis
Production
Production was 11% and 8% higher in the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024, with higher tonnes processed and higher recoveries partially offset by lower feed grades. Santa Luz processed the most tonnes during a quarter in its mine life, with three of the highest quarters coming in the last 12 months.
Open pit mining unit costs for the three months ended June 30, 2025 were 6% lower compared to the same period in 2024, primarily due to the BRL weakening 8% against the USD. Open pit mining unit costs for the six months ended June 30, 2025 were consistent compared to the same period in 2024 with higher waste volumes mined being offset by the BRL weakening 13% against the USD.
Underground mining unit costs were 13% higher in the three months ended June 30, 2025 compared to the same period in 2024, primarily due to a 9% decrease in ore mined volumes, partially offset by the impact of the weakening of the BRL against the USD. For the six months ended June 30, 2025, underground mining unit costs were 4% lower compared to the same period in 2024, due to increased productivity as a result of additional equipment brought to Fazenda in Q3 2024 and the impact of the weakening of the BRL.
Processing unit costs for the three and six months ended June 30, 2025 were 24% and 12% lower, respectively, compared to the same periods in 2024, primarily due to the weakening of the BRL and the impact of higher ore tonnes processed.
General and administrative unit costs for the three and six months ended June 30, 2025 were 20% and 6% lower compared to the same periods in 2024 due to the weakening of the BRL and the impact of higher ore tonnes processed.
Cash costs per oz sold for the three and six months ended June 30, 2025 were 13% and 10% lower, respectively, compared to the same periods in 2024, reflecting the benefit of additional mining equipment brought onsite at Fazenda at the beginning of Q3 2024, an increase in gold sold and the weakening of the BRL against the USD.
AISC per oz sold for the three and six months ended June 30, 2025 were 6% and 1% higher, respectively, compared to the same periods in 2024 primarily due to higher capital stripping and underground development, partially offset by lower machinery and equipment spend and lower cash costs per oz sold.
Sustaining capital expenditures for the three and six months ended June 30, 2025 of $19.5 million and $28.5 million, respectively, relate primarily to capital stripping and underground development. The increase in sustaining capital expenditures for the three and six months ended June 30, 2025 compared to the same periods in 2024 was primarily due to the higher capital stripping ratio during 2025, offset partially by a TSF raise during 2024.
Non-sustaining expenditures for the three and six months ended June 30, 2025 of $3.1 million and $4.7 million, respectively, relate primarily to exploration drilling and underground development.
Exploration and Development
During the Quarter, the Company drilled 23,180 m of core drilling, the majority of which focused on Mineral Reserve replacement in the immediate underground mine area of the Fazenda Mine, bringing the year-to-date total to 43,682 m. Some regional surface exploration was also completed. Exploration expenditures at the Bahia Complex for the three and six months ended June 30, 2025 was $3.4 million and $5.9 million, respectively.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025
RDM Mine, Minas Gerais, Brazil
RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.
Operating and financial results for the three and six months ended June 30, 2025

		Three months ended			Six months ended
Operating data	Unit	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Ore mined	kt	787	241	446	1,028	531
Waste mined	kt	3,313	4,172	2,890	7,486	5,095
Open pit strip ratio	w:o	4.21	17.33	6.49	7.28	9.60
Ore rehandled	kt	—	—	185	0	364
Tonnes processed	kt	735	690	612	1,424	1,209
Average gold grade processed	g/t	0.70	0.55	0.67	0.63	0.64
Recovery	%	86.4	84.5	86.1	85.6	87.3
Gold produced	oz	13,974	10,710	10,675	24,684	21,608
Gold sold	oz	13,269	11,422	10,870	24,691	21,995
Financial data
Revenue(2)	M$	43.3	32.6	25.4	76.0	48.3
Cash costs(1)	M$	24.1	23.3	17.0	47.4	36.0
Sustaining capital(1)	M$	1.8	3.2	1.8	5.0	2.2
Sustaining lease payments	M$	0.4	0.4	0.2	0.8	0.7
Reclamation expenses	M$	0.4	0.2	0.2	0.6	0.4
Total AISC(1)	M$	26.7	27.1	19.2	53.8	39.3
AISC contribution margin(1)	M$	16.7	5.6	6.1	22.2	9.0
Non-sustaining expenditures	M$	—	5.7	0.5	5.7	6.1
Unit analysis
Realized gold price per oz sold	$/oz	3,266	2,857	2,333	3,077	2,198
Cash costs per oz sold(1)	$/oz	1,816	2,039	1,566	1,919	1,638
AISC per oz sold(1)	$/oz	2,010	2,370	1,774	2,177	1,788
Mining cost per tonne mined	$/t	2.99	2.59	3.09	2.78	3.10
Processing cost per tonne processed	$/t	12.95	13.92	11.15	13.42	11.82
G&A cost per tonne processed	$/t	2.89	3.98	3.40	3.42	3.60
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q2 2025 Analysis
Production
Production was 31% and 14% higher in the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024, primarily due to the increase in ore volumes processed. Mining volumes in H1 2025 were 56% higher and contained gold mined was 70% higher than H1 2024.
Mining unit costs were 3% and 10% lower for the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024, due to higher volumes mined in 2025, as most of H1 2024 was impacted by contract equipment availability issues.
Processing unit costs were 16% and 14% higher for the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024, due to costs associated with the management of dry stack tailings, which commenced in mid-2024.
General and administration unit costs were 15% and 5% lower for the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024, due to higher tonnes processed.
Cash costs per oz sold were 16% and 17% higher for the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024 as the impact of an increase in gold ounces sold was more than offset by the impact of an increase in ore and waste tonnes moved and the cost of tailings haulage to the new dry stack tailings.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025
AISC per oz sold was 13% and 22% higher for the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024, due to the increase in cash costs per oz and higher sustaining capital spend relating to tailings movement equipment and phase 2 of the dry stack TSF construction.
Sustaining capital expenditures for the three and six months ended June 30, 2025 were $1.8 million and $5.0 million, respectively, primarily related to the purchase of tailings movement equipment and phase 2 of dry stack TSF construction. Sustaining capital expenditures increased from $2.2 million for the six months ended June 30, 2024, primarily due to costs related to the tailings movement and TSF construction, offset partially by the purchase of mining equipment during the six months ended June 30, 2025.
Non-sustaining expenditures for the three and six months ended June 30, 2025 were nil and $5.7 million, respectively, primarily related to capitalized stripping.
Exploration and Development
No exploration drilling occurred at RDM during the Quarter. Exploration drilling is expected to commence late in the year.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025
Mesquite Mine, California, USA
Mesquite is an open pit, run-of-mine heap leach gold mine located in Imperial County, California. Mesquite has been operating since 1986.
Operating and financial results for the three and six months ended June 30, 2025

		Three months ended			Six months ended
Operating data	Unit	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Ore mined and stacked on leach pad	kt	3,355	1,392	2,360	4,746	5,146
Waste mined	kt	9,606	10,998	11,621	20,604	23,530
Open pit strip ratio	w:o	2.86	7.90	4.92	4.34	4.57
Average gold grade stacked to leach pad	g/t	0.55	0.71	0.29	0.60	0.32
Gold produced	oz	31,324	12,271	17,607	43,595	39,632
Gold sold	oz	31,183	12,305	17,590	43,489	41,373
Financial data
Revenue(2)	M$	101.1	35.4	41.1	136.5	90.0
Cash costs(1)	M$	39.1	17.9	21.9	57.1	49.3
Sustaining capital(1)	M$	11.3	1.2	—	12.5	—
Reclamation expenses	M$	2.7	1.2	0.7	3.9	1.5
Total AISC(1)	M$	53.1	20.3	22.6	73.5	50.8
AISC contribution margin(1)	M$	47.9	15.2	18.5	63.1	39.2
Non-sustaining expenditures	M$	0.1	8.7	3.1	8.8	7.2
Unit analysis
Realized gold price per oz sold	$/oz	3,241	2,881	2,335	3,139	2,176
Cash costs per oz sold(1)	$/oz	1,255	1,457	1,245	1,312	1,192
AISC per oz sold(1)	$/oz	1,704	1,649	1,283	1,688	1,229
Mining cost per tonne mined	$/t	1.64	1.64	1.34	1.64	1.35
Processing cost per tonne processed	$/t	3.68	7.46	5.40	4.79	4.91
G&A cost per tonne processed	$/t	1.43	3.99	1.97	2.18	2.04
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q2 2025 Analysis
Production
Production was 78% higher in the three months ended June 30, 2025 compared to the same period in 2024 due to reaching the major ore source of the Ginger pit in March 2025. Approximately 47,000 recoverable ounces were stacked in Q2 2025 compared to 13,000 recoverable ounces stacked in Q2 2024. Production was 10% higher in the six months ended June 30, 2025 compared to the same period in 2024 due to an increase of approximately 40,000 ounces stacked in H1 2025 compared to H1 2024.
Mining unit costs were 22% and 21% higher for the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024, due to higher explosives cost from mining more in-situ material in Q1 2025 and mining a higher proportion of ore tonnes in Q2 2025 as the Ginger ore source was reached.
Processing unit costs were 32% lower for the three months ended June 30, 2025 compared to the same period in 2024 due to the impact of an increase in tonnes stacked in 2025. Processing unit costs for the six months ended June 30, 2025 were in line with the same period in 2024.
General and administration unit costs were 27% lower for the three months ended June 30, 2025 compared to the same period in 2024 due to the impact of the increase in tonnes stacked in Q2 2025. General and administration unit costs were 7% higher for the six months ended June 30, 2025 compared to the same period in 2024 due to the impact of a decrease in tonnes stacked in H1 2025.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025
Cash costs per oz sold were 1% and 10% higher for the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024, due to the impact of an increase in the opening carrying cost of ounces in inventory in 2025 compared to 2024.
AISC per oz sold was 33% and 37% higher for the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024, primarily due to the impact of an increase in capitalized stripping in 2025 which is reflected in AISC per oz sold in the period incurred, rather than being averaged out over the ounces in inventory.
Sustaining capital expenditures for the three and six months ended June 30, 2025 were $11.3 million and $12.5 million, respectively, primarily related to capital stripping which commenced in the Brownie 4 pit. Sustaining capital expenditures for the three and six months ended June 30, 2024 were nominal during these periods.
Non-sustaining expenditures for the three and six months ended June 30, 2025 were $0.1 million and $8.8 million, respectively, primarily related to capitalized stripping in the Ginger pit.
Exploration and Development
Planned exploration drilling at Mesquite for 2025 included reverse circulation drilling to infill portions of the Rainbow and Vista West targets. This drilling was completed during Q1 2025 and totalled 1,362 m and 1,134 m, respectively. Additional step-out drilling is warranted at the Ginger and Rainbow targets but is subject to receipt of permit approvals. Exploration expenditures at Mesquite for the three and six months ended June 30, 2025 were $0.1 million and $1.0 million, respectively.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025
El Limon and La Libertad Mines, Nicaragua
Equinox Gold acquired El Limon and La Libertad on June 17, 2025, as part of the Calibre Acquisition. Limon and Libertad are both mine and mill operations and form part of Nicaragua’s hub-and-spoke strategy, where ore from multiple open-pit and underground deposits is processed at either the Limon or Libertad mills, which together have 2.7 million tonnes per annum of installed processing capacity.
Operating and financial results for the period from June 17 to June 30, 2025

		Period from	Three months ended	Six months ended
Operating data	Unit	June 17 to 30, 2025(1)	June 30, 2025(2)	June 30, 2025(2)
Ore mined - open pit	kt	103	519	878
Waste mined - open pit	kt	1,388	10,382	19,422
Open pit strip ratio	w:o	13.44	19.99	22.11
Average open pit gold grade	g/t	4.79	4.22	4.12
Ore mined - underground	kt	23	121	251
Average underground gold grade	g/t	2.41	3.59	3.47
Ore mined - total	kt	127	641	1,130
Tonnes processed	kt	80	585	586
Average gold grade processed	g/t	3.77	4.23	4.19
Recovery	%	90.6	91.2	90.7
Gold produced	oz	—	64,552	129,021
Gold sold	oz	—	64,552	129,021
Financial data
Revenue(4)	M$	—	N/A	N/A
Cash costs(3)	M$	—	N/A	N/A
Sustaining capital(3)	M$	1.2	N/A	N/A
Reclamation expenses	M$	0.1	N/A	N/A
Total AISC(3)	M$	1.3
AISC contribution margin(3)	M$	(1.3)	N/A	N/A
Non-sustaining expenditures	M$	6.1	N/A	N/A
(1)Limon and Libertad were acquired as part of the Calibre Acquisition. As such, comparative figures to previous quarters are not presented. Operational and financial results are for the period from June 17 to June 30, 2025.
(2)The operating data presented in these columns includes operating results for Limon and Libertad for the entire three and six months ended June 30, 2025, including the period prior to completion of the Calibre Acquisition on June 17, 2025. As Equinox Gold is not entitled to the economic benefits of Limon and Libertad prior to the Transaction, financial results for the period prior to June 17, 2025 are not provided.
(3)Cash costs, sustaining capital, AISC and AISC contribution margin, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(4)Revenue is reported net of silver revenue.
Q2 2025 Analysis
Production
There was no gold production or gold sold from Limon and Libertad attributable to Equinox Gold after the Calibre Acquisition closed on June 17, 2025.
Exploration and Development
During the period from June 17 to June 30, 2025, 5,007 m was drilled (34,029 m was drilled in Q2 2025) in Nicaragua using 11 rigs active across all projects, including drilling at El Limon which continues to yield high-grade drill results. The focus remains on resource conversion, discovery and delineation of new gold deposits and generative work to support and define the exploration pipeline.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025
Pan Mine, Nevada, USA
Equinox Gold acquired Pan Mine on June 17, 2025 as part of the Calibre Acquisition. Pan is an open pit, heap leach gold mine located southeast of Eureka, Nevada, and has been in continuous production since 2017.
Operating and financial results for the period from June 17 to June 30, 2025

		Period from	Three months ended	Six months ended
Operating data	Unit	June 17 to 30, 2025(1)	June 30, 2025(2)	June 30, 2025(2)
Ore mined and stacked on leach pad	kt	191	1,201	2,375
Waste mined	kt	364	2,786	5,779
Open pit strip ratio	w:o	1.90	2.32	2.43
Average gold grade stacked to leach pad	g/t	0.50	0.37	0.34
Gold produced	oz	1,080	8,271	15,341
Gold sold	oz	1,079	8,265	15,340
Financial data
Revenue(4)	M$	3.59	N/A	N/A
Cash costs(3)	M$	1.78	N/A	N/A
Sustaining lease payments	M$	0.01	N/A	N/A
Reclamation expenses	M$	0.08	N/A	N/A
Total AISC(3)	M$	1.87	N/A	N/A
AISC contribution margin(3)	M$	1.71	N/A	N/A
Non-sustaining expenditures(3)	M$	1.00	N/A	N/A
Unit analysis
Realized gold price per oz sold	$/oz	3,323	N/A	N/A
Cash costs per oz sold(3)	$/oz	1,654	N/A	N/A
AISC per oz sold(3)	$/oz	1,737	N/A	N/A
Mining cost per tonne mined	$/t	2.63	N/A	N/A
Processing cost per tonne processed	$/t	3.79	N/A	N/A
G&A cost per tonne processed	$/t	1.12	N/A	N/A
(1)Pan was acquired as part of the Calibre Acquisition. As such, comparative figures to previous quarters are not presented. Operational and financial results are for the period from June 17 to June 30, 2025.
(2)The operating data presented in these columns includes operating results for Pan for the entire three and six months ended June 30, 2025, including the period prior to completion of the Calibre Acquisition on June 17, 2025. As Equinox Gold is not entitled to the economic benefits of Pan prior to the Transaction, financial results for the period prior to June 17, 2025 are not provided.
(3)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(4)Revenue is reported net of silver revenue.
Q2 2025 Analysis
Production
Gold production from Pan from June 17, 2025, the date of completion of the Calibre Acquisition, to the end of Q2 2025 (the “Period”) was 1,080 oz. Revenue for the Period was $3.6 million as 1,079 oz of gold were sold at an average realized price of $3,323 per oz. Cash cost and AISC per oz sold were $1,654 and $1,737, respectively.
Exploration and development
During the Period, the Company drilled 786 m (8,488 m drilled in Q2 2025) at Pan, of which which 194 m (1,356 m in Q2 2025) was drilled with core and the remaining as reverse circulation drilling. Towards the end of Q2 2025, deep exploration drilling commenced with the objective of identifying mineralization in deeper stratigraphic units below the pit.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

DEVELOPMENT PROJECTS
Valentine Gold Mine, Canada
On June 17, 2025, the Company completed the business combination with Calibre, and as a result, acquired a 100% interest in the Valentine Gold Mine, a multi-million ounce advanced-stage gold development project located in central Newfoundland & Labrador, Canada. Based on the 2022 feasibility study, Valentine’s life-of-mine average production is expected to be approximately 180,000 ounces per year with an initial mine life of 14 years.
Schedule and Initial Project Capital Cost
Valentine is in the final stages of construction and plant commissioning, with the commencement of ore processing expected in late-August 2025 and first gold pour targeted by the end of Q3 2025. At June 30, 2025, initial project capital costs remain at approximately C$854 million, with initial project capital cost spent totaling C$800 million and remaining cost to complete totaling C$54 million, both on an incurred basis and excluding sunk costs. Initial project capital costs remain fully funded.
Construction and Commissioning Progress and Ramp Up Readiness
In May 2025, prior to completion of the Calibre Acquisition, the schedule for first gold production was extended from Q2 2025 to Q3 2025. The extended schedule is being strategically leveraged to further advance and de-risk various commissioning, ramp-up and operational readiness activities, thereby facilitating a more efficient and reliable ramp-up to Phase 1 design capacity of 2.5 million tpa, expected in Q1 2026.

During Q2 2025, mass construction was completed, with the project transitioning to system and sub-system completion and various items progressing to pre-commissioning and commissioning. Phase 2 of the TSF was completed and is ready to support start-up and operations once the tailings pipeline is completed, which is expected in mid-August 2025. Several areas of the process plant and supporting infrastructure have been completed and turned over to the commissioning team, including: the ball and SAG mill, mill motors and liners, primary crusher and conveyors, reclaim tunnel and apron feeder, CIL tanks, the ADR plant and gravity circuit, process plant air system and the control room. Electrical and Instrumentation (“E&I”) work progressed steadily across all areas, with field tray and instrument installations, cable pulling and terminations, and the installation of electrical equipment successfully completed in multiple subsystems. In addition, significant equipment installations took place in the elution and gold room.

Remaining activities will focus on completing electrical cable pulls, terminations and fire protection within E&I, and pressure testing of small bore and large bore piping and general punch list management within structural, mechanical and piping.
The commissioning team continued to make significant progress towards operational readiness during the Quarter. This included extensive wiring, as well as energization and configuration of motor control centers, transformers, and communication panels. Commissioning of agitators, inter-tank screens and carbon advance pumps are expected to commence in the CIL leach area in mid Q3 2025, as well as commissioning of the reagent systems, ADR and gold room areas.
Operations Readiness
During Q2 2025, Valentine advanced several key areas in support of full-scale operations, with notable progress across process plant, the next phase of the TSF and the Berry Pit. Work to prepare the process plant for operations is now substantially complete, including staffing and securing key roles with commissioning experience across mechanical, electrical and process plant disciplines, which is critical for a smooth ramp up and long-term operational performance. In addition, the process and maintenance operations teams were merged with the project commissioning team during the ramp-up period to de-risk commissioning and ramp-up. All integrated preventive maintenance plans are complete, and the majority of critical spares are now on site.
TSF phase 3 construction commenced, with earth works contractor mobilization and downstream construction underway, supported by rock supplied by the mining fleet. Mine development advanced, with the first of four shovels, as well as the first of three Pit Viper drills commissioned and entered into service in the Leprechaun Pit. In support of these new units, implementation of the fleet management system was also initiated. Dewatering of the Berry Pit progressed and stripping operations began in line with schedule. Stockpiling from the Marathon and Leprechaun pits continued with additions to low, medium and high-grade stockpiles, totaling 759 kt at the end of the quarter. RC ore control drilling continued at the Marathon and Leprechaun pits and commenced in the Berry Pit, with the operations team anticipating having ore control drilling completed two to three months ahead of mining for most areas.
Phase 2 Expansion
Technical studies for the phase 2 expansion, which aims to increase process plant throughput to more than 5.0 million tpa, continue to progress.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

DEVELOPMENT PROJECTS (CONTINUED)
Castle Mountain Expansion, California, USA
In March 2021, the Company announced the results of the feasibility study for expanded operations at Castle Mountain that is expected to increase production to an average of 218,000 ounces per year for 14 years followed by leach pad residual leaching to recover additional gold (the “Castle Expansion”). The Castle Expansion is expected to produce 3.2 million ounces of gold with AISC in the lower third of global gold mining costs.
While the Castle Expansion is expected to operate within the existing approved mine boundary, the changes to previously analyzed effects, such as increased land disturbance within the mine boundary and increased water use, require modification to the Company’s approved Mine and Reclamation Plan (“Plan”) for the project. The Plan amendment application was submitted to the lead agencies (San Bernardino County and U.S. Bureau of Land Management (“BLM”)) in March 2022. The Company received the BLM’s Plan completeness determination in Q1 2024. During Q2 2024, the project lead agencies and Equinox Gold awarded the project management for permitting and environmental analysis to SWCA Environmental Consultants (SWCA). Later in 2024, the project lead agencies determined they must complete an Environmental Impact Statement (“EIS”) / Environmental Impact Report (“EIR”) to analyze the potential environmental effects of the Castle Expansion and in compliance with the National Environmental Policy Act (NEPA) and the California Environmental Quality Act (CEQA), respectively. The Company expects the lead agencies to publish a Notice of Intent in late 2025, which commences the formal permitting review process.
2025 Update and Outlook
The Company continues to advance optimization work on the Castle Expansion. During Q1 2025, two separate Memoranda of Understanding agreements to prepare the joint EIS/EIR were signed by the project lead agencies, Castle Mountain Ventures (CMV), and the contracted EIS/EIR manager, SWCA. The Company anticipates the EIS/EIR stage of formal environmental analysis to occur throughout 2025 and 2026. In June 2025, the Castle Expansion was accepted as a FAST-41 Project by the United States Federal Permitting Improvement Steering Council. The FAST-41 permitting process is a federal permitting framework designed to streamline environmental reviews, improve interagency coordination and increase transparency, all of which is expected to reduce permitting timelines and enhance regulatory certainty. Based on the permitting timeline posted to the FAST-41 project dashboard on August 8, 2025, the federal permitting process is expected to be completed in December 2026.
Los Filos Expansion, Guerrero, Mexico
On October 19, 2022, the Company released the results of an updated feasibility study for a potential expansion that would increase production and extend the mine life of Los Filos by developing the Bermejal underground deposit and constructing a 10,000 tpd CIL processing plant that would process higher-grade ore and operate concurrently with the existing heap leach facilities.
2025 Update and Outlook
On April 1, 2025, the Company announced the indefinite suspension of operations at Los Filos due to the expiration of the land access agreement with the Carrizalillo community on March 31, 2025, one of the three Los Filos host communities. While the economic and production estimates outlined in the feasibility study were predicated on construction of the CIL plant commencing in 2023 on Carrizalillo land, the community has not signed a new land access agreement with the Company which would allow the Company to proceed with the Los Filos expansion. Equinox Gold is respectful of the community's decision and remains open to dialogue.

On June 30, 2025, the Company ratified the signature of new land access agreements with Mezcala and Xochipala, the two other communities near Los Filos. These long-term agreements enable a new mine development project, starting with an exploration program in Q3 and Q4 2025, followed by engineering studies to review alternative locations for the CIL plant. The timing and amount of investment of the development project will be determined considering the results of these studies, the operating stability in the region, receipt of amended environmental permits, market conditions, and the availability and cost of capital.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025
DEVELOPMENT PROJECTS (CONTINUED)

Aurizona Expansion, Brazil
The Company sees potential to extend the Aurizona mine life and increase annual production through development of a new underground mine and several satellite open pit deposits. The underground mine would operate concurrently with the open pits.
2025 Update and Outlook
The Company continues to advance engineering studies and project planning to initiate an underground mine below the Piaba pit. The focus is on enhancing accuracy in ventilation and de-watering, access for the ore deposit drilling campaign, and pre-construction planning for portals and underground exploration declines. In preparation for the construction of the exploration decline, the slopes above the portal have been reinforced and the pushback in the mine region completed. The construction of the portal and the exploration ramp is scheduled to begin in Q4 2025. To meet the additional power requirements of underground operations, a contract was signed in December 2024 to proceed with repowering of the existing 69 kilovolt power transmission line, which will increase the available power to 18 megawatts (“MW”) by Q2 2026, and also a new power line is expected to be constructed starting in Q3 2026 that will provide additional power totaling 21 MW by January 2028.

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
Equinox Gold had two lost-time injuries during the Quarter. The Company’s LTIFR was 0.58 per million hours worked for the 12-month rolling period (0.51 for Q2 2025), compared to the target of 0.58 per million hours worked for calendar year 2025. The Company’s TRIFR, which is a measure of all injuries that require the attention of medically trained personnel, was 1.85 per million hours worked for the 12-month rolling period (1.54 for Q2 2025), compared to the target of 2.85 per million hours worked for calendar year 2025.
Environment
The Company’s SEIFR was 0.00 per million hours worked for the 12-month rolling period (0.00 for Q2 2025) compared to the target of 1.20 per million hours worked for calendar year 2025. During Q2 2025, there were no significant environmental incidents as defined by the Company’s environmental standards.

COMMUNITY DEVELOPMENT AND ESG REPORTING
Community Engagement and Development
During Q2 2025, the Company undertook various community investment and engagement initiatives.
In Canada, Greenstone supported different community initiatives with donations and sponsorships, including for the Thunder Bay Mining Day organized by the Northwestern Ontario Prospectors Association, a fundraiser by the Royal Canadian Legion Branch 213 for the Tamarak House for cancer patients, the Alzheimer Society of Thunder Bay and Region, the Walleye Classic by Kenogamisis Fish and Game Conservation, the Longlac Historical Society, and a documentary screening by the Greenstone Victim Services. Other engagements included meetings with the Community Sustainability Committee, a site tour with Municipality officials, and a presentation by Greenstone to the Ginoogaming First Nation to provide a general update on the mine and to conduct discussions with community members. Greenstone also celebrated National Indigenous Peoples Day with its five Indigenous Partners. Valentine welcomed the Miawpukek First Nation Chief and Council for a site visit and project briefing. In parallel, Terms of Reference for Community Advisory Committees were drafted and reviewed with both the Qalipu and Miawpukek First Nations, advancing the implementation of Valentine’s socio-economic agreements.
In the USA, Pan supported cultural events hosted by the Ely and Duckwater Shoshone Tribes. Mesquite held site tours and information-sharing meetings with local leaders and community advocates, local regulators and federal officials, participated in the Yuma County Fair and marked Earth Day with a highway cleanup. The USA mine sites also allocated social investments across various projects including health, arts and culture, infrastructure, and education.
In Mexico, Los Filos provided support to remove mud and debris from community roads caused by heavy rainfall and continues its scholarship program and funding of economic development and healthcare initiatives in the Mezcala and Xochipala communities.
After signing long-term land use agreements with the Mezcala and Xochipala communities in January and ratifying them in June, Los Filos is engaging with government and community leaders about the potential for a new phase of Los Filos mine development on Mezcala and Xochipala lands. While the land access agreement with Carrizalillo expired on March 31, 2025, the terms outlined in the new long-term land use agreement, as agreed in January 2025, are still available to Carrizalillo.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

COMMUNITY DEVELOPMENT AND ESG REPORTING (CONTINUED)
In Nicaragua, the Company completed 6.1 km of road construction in Riscos de Oro and finalized Phase 1 of Libertad’s drinking water system upgrade, benefiting over 7,500 residents.
In Brazil, Aurizona continued training and skills-development programs for community members and held meetings with municipal authorities to discuss projects like “Education Development” and “Strengthening Councils and Special Funds.” Engagements included discussions on local hiring and employment with community and city councils. The Bahia Complex presented a project for employment opportunities for people with disabilities to municipal authorities in the region, hosted geology students, and conducted safety sessions for employee’s families. Social investments in communities near the Bahia Complex included donations for festivities, training for students, support for community sports projects, improvement of housing and community road conditions, and the donation of seedlings. RDM held meetings with local officials to discuss local economic development, and social investments included donations of wooden pallets and seedlings, along with a skills-development courses for communities. Engagements involved meetings with the Ouro Fino community rural producers and the "Strengthening Councils and Special Funds" project with Porteirinha authorities.
ESG Reporting
In Q2 2025, the Equinox Gold 2024 Sustainability Report was finalized and approved for publication on July 15, 2025. This report presents the Company’s 2024 environmental, social and governance (ESG) performance. Information regarding ESG performance at the Pan, Limón and Libertad mines is included in the Calibre 2024 Sustainability Report published in May 2025. Both reports use Global Reporting Initiative and Sustainability Accounting Standards Board reporting standards and are available for review and download on Equinox Gold’s website.

CORPORATE
Calibre Acquisition
On June 17, 2025, the Company completed the Calibre Acquisition, whereby the Company acquired 100% of the issued and outstanding common shares of Calibre at an exchange ratio of 0.35 of an Equinox Gold common share for each Calibre common share (the “Exchange Ratio”) pursuant to a plan of arrangement. The principal property acquired by the Company in the Calibre Acquisition was the Valentine Gold Mine development project in Canada. In addition, the Company acquired the La Libertad Mine Complex and El Limon Mine Complex in Nicaragua, and the Pan Mine in the United States.
At the Transaction date, all outstanding stock options of Calibre were replaced with Equinox Gold stock options. The outstanding warrants and convertible notes of Calibre issued in March 2025 (the “2025 Convertible Notes”) became exercisable for Equinox Gold common shares, with the number of issuable shares and the exercise or conversion price adjusted in accordance with the Exchange Ratio.
Sprott Loan
As part of the Calibre Acquisition, the Company assumed the secured term credit facility with Sprott Private Resource Lending (“Sprott”) (the “Sprott Loan”) which was secured for the financing of the development of Valentine. At June 30, 2025, the principal amount outstanding under the Sprott Loan was $286.3 million, which includes $0.9 million of accrued interest capitalized and added to the outstanding principal amount during the period from June 17, 2025 to June 30, 2025.
The Sprott Loan matures on December 31, 2027. After June 30, 2027, but before September 30, 2027, the Company has an option to extend the maturity of the Sprott Loan to June 30, 2028, subject to an extension fee. During the period from June 17, 2025 to June 30, 2025, the Company and Sprott amended several terms of the Sprott Loan, including terms relating to the timing and amounts of repayments, prepayment terms and financial covenants (the “June 2025 Amendments”). Based on the amended terms, 50% of the outstanding principal on December 31, 2025 (the “December 2025 Principal”) is to be repaid through nine unequal quarterly repayments, commencing on December 31, 2025. The remaining 50% of the December 2025 Principal is due on the maturity date. Subject to certain conditions, the Company may elect to defer up to two non-consecutive principal repayments. This election does not apply to a bullet payment on maturity. Each deferred repayment will then be added pro rata to the remaining principal repayments. If the maturity date of the Sprott Loan is extended to June 30, 2028, the repayment originally scheduled on December 31, 2027 would be adjusted to 10% of the December 2025 Principal, with the remaining 40% due on the amended maturity date.
The Company has the option on or before June 30, 2026 to repay the outstanding balance under the Sprott Loan in full. After June 30, 2026, the Company has the option to prepay the outstanding balance under the Sprott Loan in full or in part. Under the amended terms, if the Company prepays the Sprott Loan in full on or prior to June 30, 2026, an additional amount would be payable by the Company equal to the interest that would have been accrued on the amount prepaid from the date of such prepayment to June 30, 2026. There is no such additional amount payable if the Sprott Loan is prepaid in full or in part after June 30, 2026.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

CORPORATE (CONTINUED)
Sprott Loan (continued)
The Sprott Loan, which was initially measured at fair value on the date of the Calibre Acquisition, is subsequently measured at amortized cost. The June 2025 Amendments were accounted for as a non-substantial modification.
The Sprott Loan is subject to interest at 7.0% plus the greater of (i) the 3-month term secured overnight financing rate (“SOFR”) plus 0.26161%, and (ii) 2.5% per annum. Interest accrued subsequent to June 30, 2025 is payable quarterly in cash, commencing on September 30, 2025. In addition, the Company must make an additional payment of $27.2 million, payable in monthly instalments of $0.4 million commencing on July 31, 2025. The remaining balance of the additional payment is due on maturity. If the Company prepays the Sprott Loan in full, the Company shall pay the remaining balance of the additional payment in full at the time of prepayment.
2025 Convertible Notes
As part of the Calibre Acquisition, the Company assumed the 2025 Convertible Notes issued by Calibre in March 2025 to parties other than the Company. The assumed 2025 Convertible Notes are denominated in CAD with a principal amount of C$49.7 million ($34.3 million) as of the acquisition date. The 2025 Convertible Notes are unsecured, mature on March 4, 2030 and bear interest at 5.5% per annum, payable quarterly in arrears. At any time prior to maturity, the 2025 Convertible Notes are convertible at the holder’s option into common shares of the Company at a conversion price of C$12.14 per common share.
In the event of a change of control of the Company, the holders of the 2025 Convertible Notes may require the Company to, within 30 days following the change of control, repay the 2025 Convertible Notes at a redemption amount equal to the lesser of a) 100% of the principal amount outstanding plus all remaining interest payable on the principal amount outstanding from the date of such redemption up to and including the maturity date, and b) 107% of the principal amount outstanding plus all accrued and unpaid interest on the redemption date. The Company may also, upon such change of control, prepay any portion of the principal amount outstanding using the same redemption formula as described above on the principal amount being repaid.
Credit Facility
On April 14, 2025, the Company drew down $45.0 million on the Revolving Facility. At June 30, 2025, there was $19.6 million undrawn on the Revolving Facility.
On July 31, 2025, the Company amended certain terms of its Credit Facility. The amended terms included an extended maturity date on the Revolving Facility from July 28, 2026 to July 31, 2029, an extended maturity date on the Term Loan from May 13, 2027 to July 31, 2029, an increase in the Revolving Facility principal amount from $700 million to $850 million, and an increase in the accordion feature from $100 million to $350 million (of which $200 million may only be accessed after the Term Loan has been repaid in full). The amended terms included amendments to certain financial covenants, including a reduction to its interest coverage ratio and the elimination of minimum liquidity and minimum tangible net worth covenants.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

FINANCIAL RESULTS
Selected financial results for the three months and six months ended June 30, 2025 and 2024

$ amounts in millions, except per share amounts	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenue	$478.6	$269.4	$902.4	$510.8
Cost of sales
Operating expense	(229.7)	(204.0)	(522.2)	(387.8)
Depreciation and depletion	(89.2)	(44.2)	(186.6)	(90.4)
Income from mine operations	159.8	21.2	193.5	32.6
Care and maintenance expense	(35.3)	—	(45.2)	—
Exploration and evaluation expense	(3.8)	(2.7)	(5.6)	(5.1)
General and administration expense	(25.6)	(12.7)	(43.3)	(26.8)
Income from operations	95.1	5.9	99.4	0.6
Finance expense	(45.3)	(20.7)	(93.6)	(38.1)
Finance income	2.5	2.4	4.6	4.3
Other income (expense)	(3.0)	563.7	(25.8)	550.2
Net income (loss) before taxes	49.3	551.3	(15.5)	517.1
Income tax recovery (expense)	(25.5)	(197.9)	(36.1)	(206.4)
Net income	$23.8	$353.5	$(51.6)	$310.7
Net income per share attributable to Equinox Gold shareholders
Basic	$0.05	$0.90	$(0.11)	$0.87
Diluted	$0.05	$0.76	$(0.11)	$0.73
Income from Mine Operations
Revenue for Q2 2025 was $478.6 million (Q2 2024 - $269.4 million) on sales of 148,938 ounces of gold (Q2 2024 - 115,423 ounces). Revenue increased by 78% in Q2 2025 compared to Q2 2024 primarily due to a 38% increase in the average realized gold price per ounce sold and a 29% increase in gold ounces sold.
Revenue for the six months ended June 30, 2025 was $902.4 million (six months ended June 30, 2024 - $510.8 million) on sales of 296,858 ounces of gold (six months ended June 30, 2024 - 231,927 ounces). Revenue increased by 77% for the six months ended June 30, 2025 compared to the same period in 2024 due to a 38% increase in the average realized gold price per ounce sold and a 28% increase in gold ounces sold.
Gold ounces sold in Q2 2025 were higher compared to Q2 2024 primarily due to production of 51,274 ounces at Greenstone in Q2 2025, higher production at Aurizona in Q2 2025 as a result of the impact in 2024 of a geotechnical issue and higher production at Mesquite with higher recoverable ounces placed in Q2 2025 from the Ginger Pit; offset partially by a reduction in Los Filos ounces which was not in operation in Q2 2025. Greenstone ramped up production through the second half of 2024 after the first gold pour on May 22, 2024.
Gold ounces sold for the six months ended June 30, 2025 were higher compared to the six months ended June 30, 2024, primarily due to production of 95,723 ounces at Greenstone for the six months ended June 30, 2025.
Operating expense in Q2 2025 was $229.7 million (Q2 2024 - $204.0 million) and for the six months ended June 30, 2025 was $522.2 million (six months ended June 30, 2024 - $387.8 million). Operating expense in Q2 2025 increased 13% compared to Q2 2024 primarily due to the contribution of operating expense at Greenstone and higher operating expense at Aurizona and Mesquite driven by an increase in production for the reasons mentioned above, offset partially by lower operating expense at Los Filos which was not in operation in Q2 2025. For the six months ended June 30, 2025, operating costs increased by 35% primarily due to the impact of Greenstone reaching commercial production in late 2024.
Depreciation and depletion in Q2 2025 was $89.2 million (Q2 2024 - $44.2 million) and for the six months ended June 30, 2025 was $186.6 million (six months ended June 30, 2024 - $90.4 million). The increase for the three and six months ended June 30, 2025 compared to the same periods in 2024 was primarily due to the contribution of depreciation and depletion at Greenstone after reaching commercial production in late 2024.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

FINANCIAL RESULTS (CONTINUED)
Care and Maintenance Expense
Care and maintenance expense in Q2 2025 was $35.3 million and for the six months ended June 30, 2025 was $43.3 million, primarily related to the impact of the suspension of operations and development activities at Los Filos as layoffs and activities related to prepare for suspension commenced in January 2025 and continued once the suspension of operations was announced on April 1, 2025.
General and Administration
General and administration expense in Q2 2025 was $25.6 million (Q2 2024 - $12.7 million) and for the six months ended June 30, 2025 was $43.3 million (six months ended June 30, 2024 - $26.8 million). The increase for the three and six months ended June 30, 2025 compared to the same periods in 2024 was primarily due to costs associated with the Calibre Acquisition.
Finance Expense
Finance expense in Q2 2025 was $45.3 million (Q2 2024 - $20.7 million) and for the six months ended June 30, 2025 was $93.6 million (six months ended June 30, 2024 - $38.1 million). The increase for the three and six months ended June 30, 2025 compared to the same periods in 2024 was primarily due to interest associated with the amendment of the Company’s credit facility to include a $500.0 million non-revolving term loan in May 2024 and the cessation of capitalizing interest at Greenstone following commercial production in November 2024.
Other Income (Expense)
Other expense for Q2 2025 was $3.0 million (Q2 2024 - other income of $563.7 million) and for the six months ended June 30, 2025 was $25.8 million (six months ended June 30, 2024 - other income of $550.2 million. The following table summarizes the significant components of other income (expense):

	Three months ended		Six months ended
$’s in millions	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Change in fair value of foreign exchange contracts	$31.3	$(19.5)	$62.0	$(23.5)
Change in fair value of gold contracts	(13.3)	(8.7)	(44.1)	(20.2)
Change in fair value of Greenstone Contingent Consideration	(6.1)	(11.7)	(21.1)	(12.7)
Foreign exchange (loss) gain	(12.7)	7.9	(19.8)	8.4
Gain on remeasurement of previously held interest in Greenstone	—	579.8	—	579.8
Gain on reclassification of investment in Versamet	—	5.6	—	5.6
Gain on modification of debt	—	5.4	—	5.4
Other (expense) income	$(2.1)	$4.9	$(2.8)	$7.6
Total other (expense) income	$(3.0)	$563.7	$(25.8)	$550.2
The change in fair value of foreign exchange contracts for Q2 2025 was a gain of $31.3 million (Q2 2024 - loss of $19.5 million) and for the six months ended June 30, 2025 was a gain of $62.0 million (six months ended June 30, 2024 - loss of $23.5 million). The gains recognized in the three and six months ended June 30, 2025 was primarily due to the impact of strengthening of the BRL, MXP and CAD relative to the USD compared to the same periods in 2024. The losses recognized for the three and six months ended June 30, 2024 were primarily due to the impact of the weakening of the MXN and BRL relative to the USD compared to the same periods in 2023.
The change in fair value of gold contracts for Q2 2025 was a loss of $13.3 million (Q2 2024 - loss of $8.7 million) and for the six months ended June 30, 2025 was a loss of $44.1 million (six months ended June 30, 2024 - loss of $20.2 million). The losses recognized for the three and six months ended June 30, 2025 related to gold collar contracts entered into during 2023 and 2024. The changes in fair value of gold contracts in both 2024 and 2025 were driven by changes in the forward gold price relative to the gold contract strike price.
The change in the fair value of Greenstone contingent consideration derivative liability assumed on acquisition of Greenstone (“Greenstone Contingent Consideration”) for Q2 2025 was a loss of $6.1 million (Q2 2024 - loss of $11.7 million). The loss in Q2 2025 was higher than Q2 2024 due to the impact of a smaller increase in the average forward gold price in Q2 2025 compared to Q2 2024.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

FINANCIAL RESULTS (CONTINUED)
The change in the fair value of Greenstone Contingent Consideration for the six months ended June 30, 2025 was a loss $21.1 million (six months ended June 30, 2024 - $12.7 million). The loss in the six months ended June 30, 2025 was higher than the same period in 2024 due to the impact of the increase in the number of ounces to be delivered as a result of the acquisition of the remaining 40% interest in Greenstone in May 2024 and a larger increase in the average forward gold price in Q2 2025 compared to Q2 2024.
Income Tax Expense
In Q2 2025, the Company recognized a tax expense of $25.5 million (Q2 2024 - $197.9 million) and for the six months ended June 30, 2025, the Company recognized a tax expense of $36.1 million (six months ended June 30, 2024 - $206.4 million).
The tax expense for the three and six months ended June 30, 2025 was primarily due to profitable operations in Canada, U.S. and Brazil and an accrual relating to a tax audit in Mexico.
The tax expense for the three and six months ended June 30, 2024 was primarily due to the impact of the remeasurement of the Company’s share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values, profitable operations in Brazil and Mexico and the impact of the weakening of the BRL and MXN on the BRL and MXN denominated tax base.
Selected Quarterly Information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through June 30, 2025:

$ amounts in millions, except per share amounts	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024
Revenue	$478.6	$423.7	$575.0	$428.4
Cost of sales
Operating expense	(229.7)	(292.6)	(333.4)	(268.3)
Depreciation and depletion	(89.2)	(97.4)	(71.5)	(58.7)
Income from mine operations	159.8	33.7	170.1	101.4
Care and maintenance expense	(35.3)	(9.9)	(0.6)	—
Exploration and evaluation expense	(3.8)	(1.8)	(3.6)	(3.8)
General and administration expense	(25.6)	(17.7)	(12.8)	(13.4)
Income (loss) from operations	95.1	4.3	153.1	84.2
Finance expense	(45.3)	(48.3)	(37.6)	(19.7)
Finance income	2.5	2.1	1.8	2.0
Share of net income in associate	—	—	—	—
Other income (expense)	(3.0)	(22.9)	(41.1)	(29.6)
Net income (loss) before taxes	49.3	(64.9)	76.2	36.8
Income tax expense	(25.5)	(10.6)	(47.9)	(36.5)
Net income (loss)	$23.8	$(75.5)	$28.3	$0.3
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.05	$(0.17)	$0.06	$—
Diluted	$0.05	$(0.17)	$0.06	$—

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

FINANCIAL RESULTS (CONTINUED)

	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023
Revenue	$269.4	$241.3	$297.8	$284.7
Cost of sales
Operating expense	(204.0)	(183.8)	(198.2)	(201.1)
Depreciation and depletion	(44.2)	(46.2)	(61.0)	(58.4)
Income from mine operations	21.2	11.4	38.6	25.2
Care and maintenance expense	—	—	—	—
Exploration and evaluation expense	(2.7)	(2.5)	(3.3)	(2.6)
General and administration expense	(12.7)	(14.1)	(10.0)	(14.0)
Income from operations	5.9	(5.3)	25.3	8.6
Finance expense	(20.7)	(17.4)	(17.9)	(15.3)
Finance income	2.4	2.0	2.4	3.0
Share of net income (loss) in associate	0.3	0.4	(0.4)	—
Other income (expense)	563.4	(13.9)	(1.0)	(2.3)
Net income (loss) before taxes	551.3	(34.2)	8.3	(5.9)
Income tax recovery (expense)	(197.9)	(8.5)	(4.5)	8.1
Net income	$353.5	$(42.8)	$3.9	$2.2
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.72	$(0.13)	$0.01	$0.01
Diluted	$0.61	$(0.13)	$0.01	$0.01

LIQUIDITY AND CAPITAL RESOURCES
At June 30, 2025, the Company had financial, operating, and capital commitments of $1,028.0 million that require settlement within the next 12 months. At June 30, 2025, the Company had cash and cash equivalents of $406.7 million. The Company has a $700.0 million Revolving Facility available for general corporate purposes, of which $19.6 million remained undrawn as at June 30, 2025. The Revolving Facility also provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $100.0 million. On July 31, 2025, the Company amended certain terms of its Credit Facility. The amended terms included an extended maturity date on the Revolving Facility from July 28, 2026 to July 31, 2029, an extended maturity date on the Term Loan from May 13, 2027 to July 31, 2029, an increase in the Revolving Facility principal amount from $700 million to $850 million, and an increase in the accordion feature from $100 million to $350 million (of which $200 million may only be accessed after the Term Loan has been repaid in full and cancelled). Management believes that the Company’s operating cash flows expected over the next 12 months, in addition to its cash and cash equivalents and available credit from the Revolving Facility, are sufficient to satisfy its financial, operating, and capital commitments that require settlement within the next 12 months.
The U.S. government’s recent actions to impose or expand tariffs on a range of imported goods have created uncertainty in the global trade environment and contributed to increasing risks that cash flow from operations and other sources of liquidity will be insufficient to meet the Company’s financial obligations as they become due. While the Company does not currently anticipate a material impact on its revenue as a result of the U.S. government’s tariffs or retaliatory tariffs or trade barriers implemented by other governments, the Company is actively reviewing its exposure across the supply chain to assess potential cost implications and alternatives to inputs sourced from suppliers that may be subject to the tariffs. The majority of the Company’s cost structure relates to labour, contractors, energy and royalties in the countries in which it operates, and these items are not expected to be directly affected by any of the tariffs. However, the tariffs could increase costs of imported machinery, components and certain consumables. Although the full impact of these developments is not yet clear, prolonged trade tensions or the imposition of additional tariffs could lead to increased operating and capital expenditures. These changes may, in turn, affect the Company’s liquidity position.
If Equinox Gold’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance indebtedness, including indebtedness under its Revolving Facility. The Company may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow Equinox Gold to meet its scheduled debt service obligations.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Working Capital
Cash and cash equivalents at June 30, 2025 were $406.7 million (December 31, 2024 - $239.3 million) and negative working capital was $69.6 million (December 31, 2024 - positive working capital $95.0 million). The significant components of working capital are described below.
Current inventories at June 30, 2025 were $439.4 million (December 31, 2024 - $417.5 million). The increase was mainly due to current inventories recognized as a result of the Calibre Acquisition, largely offset by the impact of the reclassification of heap leach inventory at Los Filos from current to other non-current assets as a result of the indefinite suspension of operations.
Trade and other receivables at June 30, 2025 were $83.2 million (December 31, 2024 - $70.0 million). The following table summarizes the significant components of trade and other receivables:

	June 30, 2025	December 31, 2024
Trade receivables	$11,849	$3,943
VAT receivables	46,478	41,808
Income taxes receivable	4,358	5,275
Other receivables	20,522	19,009
	$83,207	$70,035
Current liabilities were $1,085.4 million at June 30, 2025 compared to $689.1 million at December 31, 2024. The increase was mainly due to current liabilities assumed in connection with the acquisition of Calibre of $342.3 million. These current liabilities assumed on the acquisition of Calibre include: accounts payable and accrued liabilities of $145.3 million, the current portion of loans and borrowings of $68.5 million relating to the current portion of the Sprott Loan and 2025 Convertible Notes, deferred revenue of $40.9 million relating to a gold prepay arrangement and income tax payable of $40.6 million, and current lease liabilities of approximately $4.3 million. The overall increase was also impacted by an increase in the current portion of the reclamation obligation at Los Filos following the indefinite suspension of operations and reclassifications from non-current deferred revenue for deliveries in 2025 related to the gold sale and prepay arrangements.

Cash Flow
Cash provided by operating activities for the three and six months ended June 30, 2025 was $132.9 million and $187.4 million, respectively (three and six months ended June 30, 2024 - cash used in $33.0 million and $15.1 million). The increase in cash provided by operating activities for the three and six months ended June 30, 2025 compared to the same period in 2024 was primarily due to higher income from mine operations, primarily due to the contribution from Greenstone and higher realized gold prices.
Cash provided by investing activities for the three months ended June 30, 2025 was $96.9 million (three months ended June 30, 2024 - cash used in $745.4 million). The increase in cash provided by investing activities for the same period in the prior year was primarily due to the $193.1 million addition of the acquisition-date cash balance of Calibre on June 17, 2025 and the impact of $704.1 million paid in Q2 2024 as partial consideration to acquire the remaining 40% interest in Greenstone, offset partially by the proceeds of $48.0 million received in Q2 2024 related to the sale of the Company’s remaining investment in i-80 Gold.
Cash used in investing activities for the six months ended June 30, 2025 was $36.5 million (six months ended June 30, 2024 - $854.2 million). The decrease in cash used in investing activities for the six months ended June 30, 2025 compared to the same period in 2024 is due to the reasons described above for Q2 2025, as well as $40.0 million invested in Calibre convertible notes in Q1 2025 and a decrease in expenditures on mineral properties, plant and equipment due to the impact of a decrease in expenditures at Greenstone which were partially offset by expenditures at Valentine for the period from June 17 to 30, 2025.
Financing activities for the three and six months ended June 30, 2025 provided cash of $2.6 million and $13.1 million (three and six months ended June 30, 2024 - $822.6 million and $847.5 million). The decrease in cash provided by financing activities for the three and six months ended June 30, 2025 compared to the same periods in 2024 was primarily due to cash received in Q2 2024 through a $60.0 million draw on the Company’s revolving facility and $500.0 million received in connection with the term loan and net proceeds received from the issuance of shares for the three and six months ended June 30, 2024 of $286.4 million and $335.6 million, respectively. These decreases were offset partially by the impact of draws of $45.0 million and $85.0 million for the three and six months ended June 30, 2025, respectively, on the Company’s revolving facility.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Corporate Investments
At June 30, 2025, the Company’s corporate investments included the following:
•58.1 million shares of Versamet Royalties Corporation (“Versamet”) (TSX-V: VMET), representing approximately 12.4% of Versamet on a basic basis
•38.3 million shares of Bear Creek Mining Corporation (“Bear Creek”) (TSX-V: BCM), representing approximately 13.1% of Bear Creek on a basic basis

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has 760,399,360 shares issued and outstanding, 9,478,192 shares issuable under stock options and 6,604,603 shares issuable under restricted share units. The Company also has 53,617,858 shares potentially issuable on conversion of Convertible Notes and 9,450,169 shares issuable under share purchase warrants. The fully diluted outstanding share count at the date of this MD&A is 839,550,182.

COMMITMENTS AND CONTINGENCIES
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments, at June 30, 2025:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Trade payables and accrued liabilities	$360,700	$—	$—	$—	$—	$—	$360,700
Loans and borrowings(1)(2)	337,210	1,324,032	193,723	178,599	37,753	—	2,071,317
Derivative liabilities	29,514	7,742	—	—	—	—	37,256
Lease liabilities(2)	49,966	35,987	25,900	19,334	8,209	24,746	164,142
Other financial liabilities(1)(2)	51,604	52,861	51,977	46,196	35,511	9,605	247,754
Reclamation and closure costs(2)	31,147	23,611	34,048	35,125	17,759	226,637	368,327
Purchase commitments(2)	150,037	16,919	8,449	6,846	6,582	24,082	212,915
Other operating commitments(2)	17,863	3,225	3,225	3,225	3,225	51,600	82,363
Total	$1,028,041	$1,464,377	$317,322	$289,325	$109,039	$336,670	$3,544,774
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities.
(2)Amounts represent undiscounted future cash flows.
At June 30, 2025, the Company had the following outstanding matters involving contingencies:
Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related claims and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At June 30, 2025, the Company recognized a provision of $10.2 million (December 31, 2024 - $6.4 million) for legal matters which is included in other non-current liabilities.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

COMMITMENTS AND CONTINGENCIES (CONTINUED)
Tax
The Company’s Nicaraguan subsidiaries have exercised a long-standing legal right to credit paid annual mining taxes against income taxes. However, the Nicaraguan tax authority has advised that it would not apply mining taxes paid by such subsidiaries for the years 2019 to 2024 against income taxes for these years. As a result, $36.6 million, inclusive of interest and penalties, is being claimed by the tax authority as at June 30, 2025. The Company has filed an administrative tax remedy, while also actively engaging in discussions with the tax authority to seek a resolution to this matter. The Company strongly believes that it is entitled to the deductibility of these paid mining taxes against income taxes and does not believe it is probable that a cash outflow for this matter will occur. Accordingly, no amount has been recognized in relation to the amount being claimed by the tax authority.
The Company sold the Mercedes Mine to Bear Creek in 2022 and the agreement governing the sale included tax indemnity provisions. The Mexican tax authority is currently auditing the Mercedes Mine for the 2016 income tax year. As a final assessment has not been issued to Bear Creek by the Mexican tax authority, the Company determined it did not have a present obligation under the tax indemnity at June 30, 2025. Accordingly, no amount has been recognized as a provision in relation to this matter at June 30, 2025. The amount and timing of any final assessment in the audit is uncertain and may be appealed.
Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 and a fresh water pond on the Aurizona site overflowed. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines at June 30, 2025 totaling $9.4 million (December 31, 2024 - $8.3 million). In addition, public civil actions have been filed against the Company in the State and Federal courts claiming various damages because of the rain event, and criminal proceedings have been filed against the Company by the Federal public prosecutor. The Company and its advisors believe the fines, public civil actions and criminal proceedings are without merit. The Company has recognized a provision of $2.9 million in relation to environmental infractions, which is included in the $10.2 million provision for legal matters described above, but do not think it is probable that a cash outflow for the remaining items will occur. Accordingly, no amount has been recognized in relation to the public civil actions or criminal proceedings.
The above matters could have an adverse impact on the Company's financial performance, cash flows and results of operations if they are not resolved favorably.

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries and key management personnel. The Company’s key management personnel consists of executive and non-executive directors and members of executive management. There were no significant related party transactions during Q2 2025.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash Costs and Cash Costs per oz Sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs, net of non-recurring items that are not reflective of the underlying operating performance of the Company, and are net of silver revenue. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver revenue as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz Sold
The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is outlined below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs. This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

NON-IFRS MEASURES
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$’s in millions, except ounce and per oz figures	Three months ended			Six months ended
	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Operating expenses	229.7	292.6	204.0	522.2	387.8
Silver revenue	(1.3)	(0.9)	(0.7)	(2.2)	(1.3)
Fair value adjustment on acquired inventories	1.4	(3.6)	(12.0)	(2.2)	(12.6)
Non-recurring charges recognized in operating expenses	(10.7)	(26.1)	—	(36.8)	—
Pre-commercial production and development stage operating expenses (1)	(6.0)	(6.0)	(7.8)	(12.0)	(7.8)
Total cash costs	$213.1	$256.0	$183.5	$469.2	$366.1
Sustaining capital	62.1	37.5	26.0	99.6	65.0
Sustaining lease payments	2.9	1.9	2.1	4.8	4.7
Reclamation expense	6.0	3.6	2.6	9.6	5.5
Sustaining exploration expense	—	—	0.2	—	0.4
Pre-commercial production and development stage sustaining expenditures(1)	(1.7)	(0.2)	(0.1)	(1.9)	(0.1)
Total AISC	$282.5	$298.8	$214.5	$581.3	$441.7
Gold oz sold	148,938	147,920	115,423	296,858	231,927
Gold oz sold from entities during pre-commercial production or development stages(1)	(4,713)	(3,222)	(10,358)	(7,935)	(10,358)
Adjusted gold oz sold	144,225	144,698	105,065	288,923	221,569
Cash costs per gold oz sold	1,478	$1,769	$1,747	1,624	$1,653
AISC per oz sold	$1,959	$2,065	$2,041	$2,012	$1,993
(1)Consolidated cash cost per oz sold and AISC per oz sold for the three months ended June 30, 2025 and March 31, 2025 and six months ended June 30, 2025 exclude Castle Mountain results after August 31, 2024 when residual leaching commenced. In addition, figures for the three months ended June 30, 2025 exclude Los Filos after March 31, 2025 as operations were indefinitely suspended on April 1, 2025. Consolidated AISC per oz sold excludes corporate general and administration expenses.
(2)Consolidated cash cost per oz sold and AISC per oz sold for the three months and six months ended June 30, 2025 include results from Pan and Nicaragua (Limon and Libertad) from the date of acquisition of June 17, 2025 to June 30, 2025.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

NON-IFRS MEASURES (CONTINUED)
Sustaining Capital and Sustaining Expenditures
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at an operating mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.
The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

	Three months ended			Six months ended
$’s in millions	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Capital additions to mineral properties, plant and equipment(1)	$118.2	$92.7	$139.1	$210.8	$273.5
Less: Non-sustaining capital at operating sites	(17.9)	(41.1)	(4.8)	(59.0)	(14.7)
Less: Non-sustaining capital for pre-commercial production and development stages	(16.2)	(1.7)	(92.7)	(17.9)	(156.8)
Less: Other non-cash additions(2)	(22.0)	(12.4)	(15.6)	(34.3)	(37.0)
Sustaining capital expenditures - consolidated	$62.1	$37.5	$26.0	$99.6	$65.0
Less: Sustaining expenditures for entities in development stages(3)	(1.7)	—	—	(1.7)	—
Add: Sustaining lease payments	2.9	1.9	2.1	4.8	4.7
Add: Reclamation expense	6.0	3.6	2.6	9.6	5.5
Add: Sustaining exploration expense	—	—	0.2	—	0.4
Sustaining expenditures - operating mine sites	$69.4	$42.9	$31.0	112.3	75.6
(1)Per note 7 of the consolidated financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.
(3)Relates to Castle Mountain after August 31, 2024 when residual leaching commenced and Los Filos after March 31, 2025 as operations were indefinitely suspended on April 1, 2025.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

NON-IFRS MEASURES (CONTINUED)
Total Mine-Site Free Cash Flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Six months ended
$’s in millions	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Operating cash flow before non-cash changes in working capital	$126.0	$73.3	$39.7	$199.3	$87.4
Fair value adjustments on acquired inventories	(1.4)	3.6	12.0	2.2	12.6
Non-recurring charges recognized in operating expenses	10.7	26.1	—	36.8	—
Operating cash flow (generated) used by non-mine site activity(1)	106.9	39.9	7.7	146.8	15.0
Cash flow from operating mine sites	$242.1	$142.9	$59.4	$385.1	$115.1

Less: Capital expenditures from operating mine sites
Mineral property, plant and equipment additions	$118.2	92.7	139.1	$210.8	273.5
Capital expenditures relating to development projects and corporate and other non-cash additions	(38.2)	(14.1)	(108.3)	(52.2)	(193.8)
	80.0	78.6	30.8	158.6	79.8

Less: Lease payments related to non-sustaining capital items	5.4	4.8	5.9	10.2	13.4
Less: Non-sustaining exploration expense	2.1	1.8	1.0	3.9	3.2
Total mine-site free cash flow before changes in non-cash working capital	$154.5	$57.7	$21.7	$212.4	$18.7
(Increase) decrease in non-cash working capital	$23.9	$(18.8)	$(72.8)	$5.1	$(102.6)
Total mine site free cash flow after changes in non-cash working capital	$178.4	$38.8	$(51.0)	$217.5	$(83.9)
(1)Includes taxes paid that are not factored into mine-site free cash flow and is included in operating cash flow before non-cash changes in working capital in the statement of cash flows. Also includes operating cash flow for projects in development stage, including Castle Mountain results after August 31, 2024 when residual leaching commenced and Los Filos when the Company suspended operations on April 1, 2025.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

NON-IFRS MEASURES (CONTINUED)

AISC Contribution Margin, EBITDA and Adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization.
Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin

	Three months ended				Six months ended
$’s in millions	June 30, 2025	March 31, 2025	June 30, 2024		June 30, 2025	June 30, 2024
Revenue	$478.6	$423.7	$269.4		$902.4	$510.8
Less: silver revenue	(1.3)	(0.9)	(0.7)		(2.2)	(1.3)
Less: AISC	(282.5)	(298.8)	(214.5)		(581.3)	(441.7)
Less: revenue from entities during pre-commercial production or development stages(1)	$(14.4)	$(9.2)	$(24.0)		$(23.6)	$(24.0)
AISC contribution margin	$180.4	$114.8	$30.3		$295.3	$43.8
Gold ounces sold	148,938	147,920	115,423		296,858	231,927
Less: gold oz sold from entities during pre-commercial production or development stages(1)	(4,713)	(3,222)	(10,358)		(7,935)	(10,358)
Adjusted gold ounces sold	144,225	144,698	105,065	—	288,923	221,569
AISC contribution margin per oz sold	$1,251	$793	$288		$1,022	$198
(1)AISC contribution margin for the three months ended June 30, 2025 and March 31, 2025 and six months ended June 30, 2025 exclude Castle Mountain as the Company began reporting it as a development project effective August 31, 2024 when residual leaching commenced. In addition, the figures for the three months ended June 30, 2025 exclude Los Filos as the Company suspended operations on April 1, 2025. Consolidated AISC per oz sold excludes corporate general and administration expenses.
(2)AISC contribution margin for the three months and six months ended June 30, 2025 include results from Pan and Nicaragua (Limon and Libertad) from the date of acquisition of June 17, 2025 to June 30, 2025.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

NON-IFRS MEASURES (CONTINUED)
EBITDA and Adjusted EBITDA

	Three months ended			Six months ended
$’s in millions	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net income (loss)	$23.8	(75.5)	353.5	$(51.6)	310.7
Income tax expense	25.5	10.6	197.9	36.1	206.4
Depreciation and depletion	95.6	97.6	44.4	193.2	90.8
Finance expense	45.3	48.3	20.7	93.6	38.1
Finance income	(2.5)	(2.1)	(2.4)	(4.6)	(4.3)
EBITDA	$187.8	$78.9	$614.0	$266.7	$641.7
Non-cash share-based compensation expense	4.5	2.9	2.8	7.4	5.2
Unrealized (gain) loss on gold contracts	(10.6)	27.1	(0.2)	16.4	10.4
Unrealized (gain) loss on foreign exchange contracts	(30.2)	(34.3)	19.3	(64.6)	37.6
Unrealized foreign exchange (gain) loss	11.7	6.0	(7.3)	17.7	(13.0)
Change in fair value of Greenstone Contingent Consideration	6.1	15.0	11.7	21.1	12.7
Gain on remeasurement of previously held interest in Greenstone	—	—	(579.8)	—	(579.8)
Other (income) expense	2.6	1.1	(15.3)	3.7	(17.6)
Transaction costs	9.0	3.3	—	12.3	—
Non-recurring charges recognized in operating expense(1)	11.7	28.6	—	40.2	—
Non-recurring charges recognized in care and maintenance expense	$8.0	9.4	—	$17.4	—
Adjusted EBITDA	$200.5	$137.9	$45.1	$338.4	$97.2
(1)Non-recurring charges recognized in operating expenses relate to a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

NON-IFRS MEASURES (CONTINUED)
Adjusted Net Income and Adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Six months ended
$’s and shares in millions	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net income (loss) attributable to Equinox Gold shareholders	$23.8	$(75.5)	$353.5	$(51.6)	$310.7
Add (deduct):
Non-cash share-based compensation expense	4.5	2.9	2.8	7.4	5.2
Unrealized (gain) loss on gold contracts	(10.6)	27.1	(0.2)	16.4	10.4
Unrealized (gain) loss on foreign exchange contracts	(30.2)	(34.3)	19.3	(64.6)	37.6
Unrealized foreign exchange (gain) loss	11.7	6.0	(7.3)	17.7	(13.0)
Change in fair value of Greenstone Contingent Consideration	6.1	15.0	11.7	21.1	12.7
Gain on remeasurement of previously held interest in Greenstone	—	—	(579.8)	—	(579.8)
Other (income) expense	2.6	1.1	(15.3)	3.7	(17.6)
Transaction costs	9.0	4.1	—	13.1	—
Non-recurring charges recognized in operating expense(1)	11.7	28.6	—	40.2	—
Non-recurring charges recognized in care and maintenance expense	8.0	9.4	—	17.4	—
Non-recurring charge recognized in tax expense	24.5	—	—	24.5	—
Income tax impact related to above adjustments	5.8	(14.2)	146.6	(8.4)	147.8
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(10.2)	(6.7)	22.5	(16.9)	25.1
Adjusted net income (loss)	$56.7	$(36.6)	$(46.4)	$20.0	$(60.8)

Basic weighted average shares outstanding	499.4	455.7	392.5	477.7	358.2
Diluted weighted average shares outstanding	506.1	455.7	471.5	477.7	435.7
Adjusted income (loss) per share - basic ($/share)	$0.11	$(0.08)	$(0.12)	$0.04	$(0.17)
Adjusted income (loss) per share - diluted ($/share)	$0.11	$(0.08)	$(0.10)	$0.04	$(0.14)
(1)Non-recurring charges recognized in operating expenses relates to a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

NON-IFRS MEASURES (CONTINUED)
Net Debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent (unrestricted) balance as at the balance sheet date. A reconciliation of net debt is provided below.

$’s in millions	June 30, 2025	March 31, 2025	June 30, 2024
Current portion of loans and borrowings	$220.3	$136.9	$138.0
Non-current portion of loans and borrowings	1,560.0	1,256.0	1,338.4
Total debt	1,780.3	1,392.9	1,476.4
Less: Cash and cash equivalents (unrestricted)	(406.7)	(172.9)	(167.5)
Net debt	$1,373.7	$1,220.0	$1,308.9

ACCOUNTING MATTERS
Basis of Preparation and Accounting Policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Details of material accounting policies are disclosed in note 3 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2024. Except as disclosed in note 2(d) of the Company’s condensed consolidated interim financial statements for the six months ended June 30, 2025, the accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.
Critical Accounting Estimates and Judgments
In preparing the Company’s condensed consolidated financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. All estimated and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in note 4 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
Management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. These inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorized override of the control. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. During the three months ended June 30, 2025, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.
On June 17, 2025, the Company completed the Calibre Acquisition. As permitted under Section 3.3(1)(b) of National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, which allows for an issuer to limit the design of Internal Controls over Financial Reporting and Disclosure Controls and Procedures to exclude a business that the issuer acquired not more than 365 days, the Company has excluded the internal controls of Calibre from its assessment of the effectiveness of internal control over financial reporting for the three months ended June 30, 2025. The Company is in the process of integrating Calibre’s operations and internal control framework and expects to include Calibre in the scope of its internal control assessments in future reporting periods.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). All statements other than statements of historical fact may be Forward-looking Information. Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this MD&A relates to, among other things: statements about the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential, future financial or operating performance; the expected benefits of the Calibre Acquisition and attributes of Equinox Gold post-Transaction, including potential growth opportunities and operational, competitive and portfolio synergies, and the ability to reduce debt; the Company’s expectations for the operation of Greenstone, including future financial or operating performance and anticipated improvements in recovery rates, mining rates and throughput to achieve design capacity; expectations for completing construction and commissioning at Valentine and timing of first gold pour; anticipated closing of the Nevada assets sale; the Company’s production and cost guidance; the timing for and Company’s ability to successfully advance its growth and development projects, including the expansion at Aurizona and the impact of the FAST-41 project designation for Castle Mountain; the anticipated timeframe for residual leaching at Castle Mountain; the Company’s ability to successfully renegotiate new long-term agreement at Los Filos and the duration of the suspension of operations at Los Filos; the strength of the Company’s balance sheet, and the Company’s liquidity and future cash requirements; the conversion of Mineral Resources to Mineral Reserves; and expectations for future success of the management team.
Forward-looking Information is generally identified by the use of words like “believe”, “will”, “achieve”, “grow”, “deliver”, “strategy”, “increase”, “plan”, “vision”, “improve”, “potential”, “intend”, “anticipate”, “expect”, “estimate”, “on track”, “target”, “objective”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct.
The Company has based Forward-looking Information on the Company’s current expectations and projections about future events and these assumptions include: the ability to successfully combine the assets and teams of Equinox Gold and Calibre; the ability to meet exploration, production, cost and development goals, including expected completion of Valentine construction and commissioning and the successful ramp-up to design capacity at Greenstone; the expansion projects at Castle Mountain and Aurizona being completed and performed in accordance with current expectations; gold prices remaining as estimated; availability of funds for projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the accuracy of Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; the Company’s ability to successfully complete new long-term agreements with all three local communities at Los Filos and the potential impact on Los Filos if the new long-term agreements cannot be completed; the Company’s ability to work with the local communities at Los Filos with respect to suspended operations if new agreements cannot be completed; mine plans and estimated development schedules remaining consistent with the plans outlined in the technical reports for each project; tonnage of ore to be mined and processed and ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; the Company’s ability to achieve anticipated social and economic benefits for its host communities; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the Company’s ability to achieve its objectives related to environmental performance; and the ability of Equinox Gold to work productively with its Indigenous partners and community partners. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on Forward-looking Information contained in this MD&A.

Management’s Discussion and Analysis For the three and six months ended June 30, 2025

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS (CONTINUED)
The Company cautions that Forward-looking Information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, risks relating to: changes in the gold price; Canadian and United States sanctions on Nicaraguan operations; the financial impact that tariffs placed on Canada, Mexico, or Brazil by the United States and risks related to retaliatory tariffs placed on the United States by either Canada, Mexico, or Brazil; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding, fire and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; relationships with, and claims by, local communities and Indigenous populations; Equinox Gold’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining laws, and the factors identified in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section titled “Risk Factors” in Calibre’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca.
Forward-looking Information is designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this MD&A is expressly qualified by this cautionary statement.
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding the Company's mineral properties included in this MD&A, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

TECHNICAL INFORMATION
David Schonfeldt, P.Geo, Vice President, Mine Geology, is the Qualified Person under NI 43-101 for Equinox Gold and has reviewed and approved the technical content of this document.